UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated June 23, 2023

This Report on Form 6-K shall be incorporated by reference in the registrant’s Shelf Registration Statement on Form F-3 as amended (File No. 333-264051) and its Registration Statement on Form S-8 as amended (File No. 333-270665), to the extent not superseded by documents or reports subsequently filed by it under the Securities Act of 1933 or the Securities Exchange Act of 1934, in each case as amended

Commission File Number: 001-14846

AngloGold Ashanti Limited
(Name of registrant)

112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank, 2196)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☒ Form 40-F: ☐

Enclosure: Unaudited condensed consolidated interim financial statements as of March 31, 2023 and 2022 and for each of the three-month periods ended March 31, 2023 and 2022, prepared in accordance with IFRS, and related management’s discussion.

Financial and Operating Report
for the three months ended 31 March 2023
Johannesburg, 23 June 2023 - AngloGold Ashanti Limited (“AngloGold Ashanti”, “AGA” or the “Company”) is pleased to provide its financial and operational update for the three-month period ended 31 March 2023.

GROUP - Key statistics
		Quarter	Quarter	Year
		ended	ended	ended
		Mar	Mar	Dec
		2023	2022	2022
		US Dollar / Imperial
Operating review
Gold
Produced (1)	- oz (000)	584	588	2,742
Sold	- oz (000)	583	597	2,717

Financial review
Gold income	- $m	1,007	1,016	4,388
Cost of sales	- $m	839	757	3,362
Total cash costs	- $m	681	605	2,753
Gross profit	- $m	182	295	1,133

Average gold price received per ounce *	- $/oz	1,895	1,881	1,793
Cost of sales - Subsidiaries	- $m	839	757	3,362
Cost of sales - Joint Ventures	- $m	84	80	342
All-in sustaining costs per ounce - Subsidiaries *	- $/oz	1,678	1,456	1,439
All-in sustaining costs per ounce - Joint Ventures *	- $/oz	1,162	1,037	979
All-in costs per ounce - Subsidiaries *	- $/oz	1,906	1,652	1,658
All-in costs per ounce - Joint Ventures *	- $/oz	1,293	1,089	1,075
Total cash costs per ounce - Subsidiaries *	- $/oz	1,227	1,077	1,066
Total cash costs per ounce - Joint Ventures *	- $/oz	1,019	797	725

Profit before taxation	- $m	92	218	489
Total borrowings	- $m	2,124	2,166	2,169

Profit attributable to equity shareholders	- $m	66	177	297
	- US cents/share	16	42	71
Net cash inflow from operating activities	- $m	94	533	1,804
Capital expenditure - Subsidiaries	- $m	227	215	1,028
Capital expenditure - Joint Ventures	- $m	19	19	90

(1) Includes gold concentrate from the Cuiabá mine complex which will be sold to third parties.
* Refer to “Non-GAAP disclosure” for definitions.
$ represents US Dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Published 23 June 2023

March 2023

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
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Operations at a glance
for the three months ended 31 March 2023
	Gold production		Cost of sales		Gross profit (loss)		Total cash costs per ounce [1]		All-in sustaining costs per ounce [2]
	oz (000)	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$m	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]	$/oz	Year-on-year % Variance [3]
AFRICA	348	5	(544)	23	190	(13)	1,135	12	1,395	9
Kibali - Attributable 45% [4]	64	(16)	(84)	5	43	(23)	1,019	28	1,162	12
Iduapriem	63	24	(93)	27	25	(19)	803	(19)	1,171	(16)
Obuasi	60	58	(87)	85	44	76	1,085	4	1,366	(14)
Siguiri - Attributable 85%	63	(7)	(114)	20	16	(59)	1,537	29	1,637	30
Geita	98	1	(146)	11	59	(2)	1,196	11	1,541	18
Non-controlling interests, administration and other			(20)	18	3	(57)

AUSTRALIA	125	(2)	(196)	9	40	(31)	1,309	13	1,564	18
Sunrise Dam	61	—	(100)	14	21	(5)	1,317	2	1,616	7
Tropicana - Attributable 70%	64	(3)	(89)	6	26	(40)	1,190	26	1,382	30
Administration and other			(7)	—	(7)	—

AMERICAS	111	(15)	(186)	(13)	—	(100)	1,338	37	2,446	50
Cerro Vanguardia - Attributable 92.50%	42	2	(72)	14	20	(50)	1,077	63	1,503	55
AngloGold Ashanti Mineração [5]	54	(23)	(74)	(30)	(17)	(153)	1,390	33	3,613	87
Serra Grande	15	(25)	(34)	(11)	(5)	(267)	1,855	35	2,780	41
Non-controlling interests, administration and other			(6)	(14)	2	(33)

CORPORATE AND OTHER			3	(400)	(5)	400

Equity-accounted joint venture included above			84	(5)	(43)	23

AngloGold Ashanti [5]	584	(1)	(839)	11	182	(38)

[1] Refer to “Non-GAAP disclosure” for definition and note B thereunder for reconciliation.
[2] Refer to “Non-GAAP disclosure” for definition and note B thereunder for reconciliation.
[3] Variance March 2023 three months on March 2022 three months - increase (decrease).
[4] Equity-accounted joint venture.
[5] Includes gold concentrate from the Cuiabá mine complex which will be sold to third parties.

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
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OVERVIEW

Comparison of cost of sales

The following table presents cost of sales for the AngloGold Ashanti group for the three months ended 31 March 2023, the three months ended 31 March 2022 and the year ended 31 December 2022:

Cost of sales

	Three months	Three months	Year
	ended	ended	ended
	Mar	Mar	Dec
US Dollar million	2023	2022	2022
Cost of sales	839	757	3,362
Inventory change	(5)	(20)	30
Amortisation of tangible assets	(123)	(115)	(551)
Amortisation of intangible assets	—	—	(1)
Amortisation of right of use assets	(17)	(19)	(81)
Retrenchment costs	(1)	(2)	(6)
Rehabilitation and other non-cash costs	(12)	4	—
Total cash costs	681	605	2,753
Royalties	(45)	(43)	(185)
Other cash costs	(4)	(3)	(14)
Cash operating costs	632	559	2,554

Comparison of operating performance in the three months ended 31 March 2023 with the three months ended 31 March 2022

Gold production decreased marginally by 4,000 ounces, or one percent, from 588,000 ounces for the three months ended 31 March 2022 to 584,000 ounces for the three months ended 31 March 2023. Gold production is measured as ounces of refined gold in saleable form derived from the mining process. Gold production was steady year-on-year as AngloGold Ashanti continued to progress reinvestment in key assets to improve operating flexibility and extend mine lives, while also advancing a programme to buttress the tailings storage facility (“TSF”) which services the Queiroz plant at the Cuiabá mine complex in Brazil.

Gold production decreases were recorded at Kibali, Siguiri, Tropicana, AngloGold Ashanti Mineração and Serra Grande. At Kibali, gold production decreased by 12,000 ounces, or 16 percent, from 76,000 ounces for the three months ended 31 March 2022 to 64,000 ounces for the three months ended 31 March 2023, mainly due to lower grades mined at the underground mine as a result of mine sequencing, partly offset by higher tonnes processed. At Siguiri, gold production decreased by 5,000 ounces, or seven percent, from 68,000 ounces for the three months ended 31 March 2022 to 63,000 ounces for the three months ended 31 March 2023, mainly due to lower metallurgical recoveries due to the treatment of carbonaceous material, partly offset by higher tonnes processed. At Tropicana, gold production decreased marginally by 2,000 ounces, or three percent, from 66,000 ounces for the three months ended 31 March 2022 to 64,000 ounces for the three months ended 31 March 2023, mainly due to lower grades mined in the open pit, as mining focused on waste stripping at the Havana pit. At AngloGold Ashanti Mineração, gold production decreased by 16,000 ounces, or 23 percent, from 70,000 ounces for the three months ended 31 March 2022 to 54,000 ounces for the three months ended 31 March 2023, mainly due to lower tonnes of ore processed at the Cuiabá mine complex and lower grades mined at the Córrego do Sítio (“CdS”) mine complex. During the first quarter of 2023, Cuiabá produced 41,000 ounces, which comprised 16,000 ounces of gravimetric gold and 25,000 ounces of gold-in-concentrate. At Serra Grande, gold production decreased by 5,000 ounces, or 25 percent, from 20,000 ounces for the three months ended 31 March 2022 to 15,000 ounces for the three months ended 31 March 2023, mainly due to lower tonnes of ore treated and lower grades mined.

These decreases in gold production were partly offset by higher gold production from Iduapriem, Obuasi, Geita and Cerro Vanguardia. At Iduapriem, gold production increased by 12,000 ounces, or 24 percent, from 51,000 ounces for the three months ended 31 March 2022 to 63,000 ounces for the three months ended 31 March 2023, mainly due to higher tonnes treated together with higher grades as the mine accesses ore tonnes from Teberebie Cut 2 compared to the same period last year when ore was sourced mainly from Block 5 and stockpiles. At Obuasi, gold production increased by 22,000 ounces, or 58 percent, from 38,000 ounces for the three months ended 31 March 2022 to 60,000 ounces for the three months ended 31 March 2023, mainly due to higher tonnes processed due to continued ramp-up and higher grades mined. At Geita, gold production increased marginally by 1,000 ounces, or one percent, from 97,000 ounces for the three months ended 31 March 2022 to 98,000 ounces for the three months ended 31 March 2023, mainly due to higher grades mined, partly offset by lower tonnes processed due to a planned mill shutdown during the first quarter of 2023 (the operation successfully concluded scheduled mill maintenance and the planned replacement of the girth gear). At Cerro Vanguardia, gold production increased by 1,000 ounces, or two percent, from 41,000 ounces for the three months ended 31 March 2022 to 42,000 ounces for the three months ended 31 March 2023, mainly due to higher average grades mined.

At Sunrise Dam, gold production of 61,000 ounces for the three months ended 31 March 2023 remained unchanged from 61,000 ounces for the three months ended 31 March 2022.

Comparison of financial performance in the three months ended 31 March 2023 with the three months ended 31 March 2022

Revenue from product sales

Revenue from product sales decreased by $24 million, or two percent, from $1,052 million in the three months ended 31 March 2022 to $1,028 million in the three months ended 31 March 2023. The decrease in revenue from product sales was mainly due to a decrease in gold

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
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income and by-product revenue. Gold income decreased by $9 million, or one percent, from $1,016 million in the three months ended 31 March 2022 to $1,007 million in the three months ended 31 March 2023. The decrease in gold income was mainly due to a decrease in ounces of gold sold, partly offset by an increase in the average gold price received of $14 per ounce. Gold sold decreased by 7,000 ounces, or one percent, from 524,000 ounces in the three months ended 31 March 2022 to 517,000 ounces in the three months ended 31 March 2023, which resulted in a decrease in gold income of $16 million. The average gold price received increased by $14 per ounce, or one percent, from $1,881 per ounce in the three months ended 31 March 2022 to $1,895 per ounce in the three months ended 31 March 2023, which resulted in an increase in gold income of $7 million. By-product revenue decreased by $15 million, or 42 percent, from $36 million in the three months ended 31 March 2022 to $21 million in the three months ended 31 March 2023, mainly due to a decrease in revenue from silver.

Cost of sales

Cost of sales increased by $82 million, or 11 percent, from $757 million in the three months ended 31 March 2022 to $839 million in the three months ended 31 March 2023. The increase was primarily due to an increase in cash operating costs (which include salaries and wages, stores, explosives, reagents, logistics, fuel, power, water and contractors’ costs), royalties and rehabilitation and other non-cash costs as well as an increase in amortisation of tangible assets, partly offset by a decrease in amortisation of right of use assets and a decrease in inventory change.

Total cash costs

Total cash costs increased by $76 million, or 13 percent, from $605 million in the three months ended 31 March 2022 to $681 million in the three months ended 31 March 2023. Total cash costs include cash operating costs (which include salaries and wages, stores, explosives, reagents, logistics, fuel, power, water and contractors’ costs), royalties and other cash costs.

Cash operating costs increased by $73 million, or 13 percent, from $559 million in the three months ended 31 March 2022 to $632 million in the three months ended 31 March 2023. Cash operating costs increased mainly as a result of higher labour, contractors’ costs, fuel, power, consumables and services primarily due to cost increases which were experienced in the second and third quarters of 2022.

Royalties, which are generally calculated as a percentage of revenue, increased by $2 million, or five percent, from $43 million in the three months ended 31 March 2022 to $45 million in the three months ended 31 March 2023. The increase in royalty costs, mainly at Obuasi, was primarily due to an increase in the average gold price received per ounce and higher gold production.

Retrenchment costs

Retrenchment costs included in cost of sales decreased by $1 million, or 50 percent, from $2 million in the three months ended 31 March 2022 to $1 million in the three months ended 31 March 2023.

Rehabilitation and other non-cash costs

Rehabilitation and other non-cash costs increased by $16 million, or 400 percent, from a credit of $4 million in the three months ended 31 March 2022 to a charge of $12 million in the three months ended 31 March 2023. The increase was primarily due to inflation, changes in cash flows and changes in discount rates (due to changes in global economic assumptions) used in calculating rehabilitation, compared to the same period in 2022.

Amortisation of tangible, intangible and right of use assets

Amortisation of tangible and right of use assets increased by $6 million, or four percent, from $134 million in the three months ended 31 March 2022 to $140 million in the three months ended 31 March 2023. There was no amortisation of intangible assets in either of the three months ended 31 March 2022 and 31 March 2023.

Amortisation of tangible assets increased by $8 million, or seven percent, from $115 million in the three months ended 31 March 2022 to $123 million in the three months ended 31 March 2023. The increase was mainly due to higher amortisation at Iduapriem (mainly due to higher gold production combined with higher deferred stripping amortisation at Teberebie Cut 2a which commenced in 2022) and at Obuasi (mainly due to higher gold production and the re-set of the useful life for the mining fleet), partly offset by lower amortisation at AGA Mineração (mainly due to lower gold production as a result of permitting issues at the Queiroz plant and the impact of impairments at CdS and Cuiabá recognised in 2022), at Serra Grande (mainly due to the impact of an impairment at Serra Grande recognised in 2022), at Tropicana (mainly due to lower deferred stripping and Mineral Reserve development amortisation than in the first quarter of 2022), at Geita (mainly due to lower Mineral Reserve development and tangible assets amortisation) and at Siguiri (mainly due to lower gold production).

Amortisation of right of use assets, as recognised in accordance with IFRS 16 Leases, decreased by $2 million, or 11 percent, from $19 million in the three months ended 31 March 2022 to $17 million in the three months ended 31 March 2023, mainly as a result of the impairment of leases in Brazil in December 2022.

Inventory change

Inventory change decreased by $15 million, or 75 percent, from $20 million in the three months ended 31 March 2022 to $5 million in the three months ended 31 March 2023. The decrease was primarily due to inventory of unsold gold concentrate in Brazil at 31 March 2023.

Impairment, derecognition of assets and profit (loss) on disposal

Impairment, derecognition of assets and profit (loss) on disposal decreased by $1 million from a loss of $1 million in the three months ended 31 March 2022 to nil in the three months ended 31 March 2023.

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
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Other (expenses) income

Other expenses decreased by $5 million, or 38 percent, from $13 million in the three months ended 31 March 2022 to $8 million in the three months ended 31 March 2023. The lower costs during the three months ended 31 March 2023 mainly related to a decrease in government fiscal claims of $5 million and a decrease in other indirect taxes of $4 million. The decrease was partly offset by an increase in legacy TSF costs of $4 million.

Finance costs and unwinding of obligations

Finance costs and unwinding of obligations increased by $10 million, or 31 percent, from $32 million in the three months ended 31 March 2022 to $42 million in the three months ended 31 March 2023. Finance costs for borrowings increased by $3 million, or 12 percent, from $25 million in the three months ended 31 March 2022 to $28 million in the three months ended 31 March 2023, mainly due to finance costs paid across all of the group’s revolving credit facilities (“RCF”). Finance costs for leases of $3 million in the three months ended 31 March 2023 remained unchanged from $3 million in the three months ended 31 March 2022. Unwinding of obligations increased by $7 million, or 175 percent, from $4 million in the three months ended 31 March 2022 to $11 million in the three months ended 31 March 2023, mainly due to higher discounting of environmental provisions of $3 million and discounting of indirect taxes at Geita of $3 million in the three months ended 31 March 2023.

Share of associates and joint ventures’ profit

Share of associates and joint ventures’ profit decreased by $4 million, or 11 percent, from $35 million in the three months ended 31 March 2022 to $31 million in the three months ended 31 March 2023. The decrease was mainly due to a decrease in revenue at Kibali as a result of lower gold sales and net higher interest paid, partly offset by lower operating costs and other expenses.

Taxation

Taxation expense decreased by $9 million, or 27 percent, from an expense of $33 million in the three months ended 31 March 2022 to an expense of $24 million in the three months ended 31 March 2023. The decrease in taxation was mainly attributable to the recognition of deferred tax assets in Ghana due to higher taxable income, the reversal of over-provisions in Colombia as a result of the settlement of the 2011 income and equity tax claims in the first quarter of 2023 and lower taxation in Australia mainly due to lower deferred tax utilisation of tax losses, movements in provisions and lower capital expenditure. The decrease was partly offset by higher deferred taxation in Brazil mainly due to foreign exchange differences on non-monetary items and the reversal of timing differences in Guinea during the five year tax holiday period ending 31 December 2024.

Comparison of capital expenditure in the three months ended 31 March 2023 with the three months ended 31 March 2022

Total capital expenditure (including equity-accounted joint ventures) increased by $12 million, or five percent, from $234 million in the three months ended 31 March 2022 to $246 million in the three months ended 31 March 2023. The increase was mainly due to a marginal increase in total sustaining capital expenditure (capital expenditure incurred to sustain and maintain existing assets at their current productive capacity in order to achieve constant planned levels of productive output) and an increase in non-sustaining capital expenditure (capital expenditure incurred at new operations and capital expenditure related to “major projects” at existing operations where these projects will materially increase gold production). Capital expenditure on waste stripping at Tropicana (Havana) and Iduapriem (Cut 2) as well as feasibility work in Nevada continued to progress through the first quarter of 2023. At Geita, the underground portal development at Geita Hill East progressed according to plan and mining operations continued to ramp up at the Nyamulilima open pit. In Brazil, the Company continued its investment to comply with TSF-related regulatory requirements.

Total sustaining capital expenditure increased marginally, mainly due to higher expenditure on deferred stripping and exploration costs at Geita and Sunrise Dam, a change in the scope of activities at Obuasi with lower Mineral Reserve development compared to the first quarter of 2022 and additional pre-stripping capital expenditure incurred at Tropicana, partly offset by a reduction in capital expenditure at CdS mainly due to lower investment in the TSF projects in the first quarter of 2023.

Total non-sustaining capital expenditure increased, mainly due to project work in Nevada and TSF construction capital expenditure at Iduapriem, partly offset by lower project capital expenditure at Tropicana.

Comparison of cash flows in the three months ended 31 March 2023 with the three months ended 31 March 2022

Cash flows from operating activities

Cash flows from operating activities decreased by $439 million, or 82 percent, from a net inflow of $533 million in the three months ended 31 March 2022 to a net inflow of $94 million in the three months ended 31 March 2023. The decrease in cash flows from operating activities was mainly due to lower dividends received from joint ventures and lower cash generated from operations, partly offset by lower taxation paid.

Cash generated from operations decreased by $166 million, or 64 percent, from an inflow of $258 million in the three months ended 31 March 2022 to an inflow of $92 million in the three months ended 31 March 2023. The decrease was mainly due to lower revenue from product sales, higher cost of sales (mainly due to higher cash operating costs), higher exploration and evaluation costs and net working capital cash outflows.

Net cash outflow from operating working capital items (movements in working capital) amounted to $151 million in the three months ended 31 March 2023, compared with an outflow of $99 million in the three months ended 31 March 2022, representing a change of $52 million. The increase in net cash outflow from working capital mainly related to gold concentrate inventory build-up in Brazil, outstanding receipts for gold sold in Ghana and timing of creditor payments across the group.

Cash flows from operating activities were also impacted by movements in the lock-up of value added tax (“VAT”) at Geita in Tanzania as well as foreign exchange controls and export duties at Cerro Vanguardia (“CVSA”) in Argentina. In Tanzania, net overdue recoverable VAT input credit refunds (after discounting provisions) decreased by $1 million, or one percent, from $153 million at 31 December 2022 to $152 million

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
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at 31 March 2023, as a result of processing verified VAT claims against corporate tax payments of $18 million and foreign exchange adjustments of $1 million, partly offset by new claims submitted of $18 million. AngloGold Ashanti expects to continue offsetting verified VAT claims against corporate taxes. In Argentina, the net export duty receivables (after discounting provisions) remained unchanged at $9 million at 31 March 2023, compared to the balance at 31 December 2022. In addition, CVSA’s cash balance decreased by $13 million (equivalent), or 11 percent, from $116 million (equivalent) at 31 December 2022 to $103 million (equivalent) at 31 March 2023. The cash balance is available to be paid to AngloGold Ashanti’s offshore ($90 million (equivalent)) and onshore ($12 million (equivalent)) investment holding companies in the form of declared dividends. Applications have been made to the Argentinean Central Bank to approve the purchase of US Dollars in order to distribute offshore dividends related to the 2019, 2020 and 2021 financial years of $90 million (equivalent) (at current exchange rates) to AngloGold Ashanti. Also, under a special regime established for dividend payments, a petition to distribute a portion of the offshore dividends applied for, in the amount of $54 million (equivalent), was submitted to the Argentinean Central Bank during the third quarter of 2022. In December 2022, the Argentinean Central Bank approved the payment of $18 million (equivalent) to AngloGold Ashanti (representing only a portion of the amount applied for), based on the applications submitted under this special regime. While the remaining approvals are pending, the cash remains fully available for CVSA’s operational and exploration requirements.

Dividends received from joint ventures decreased by $289 million, or 89 percent, from $326 million in the three months ended 31 March 2022 to $37 million in the three months ended 31 March 2023. In this connection, cash flows from operating activities were impacted by the level of cash repatriation from, and movements in the VAT lock-up, at the Kibali joint venture in the DRC. The decrease in dividends received from joint ventures was mainly due to the remittance of large cash balances from the DRC of $326 million during the three months ended 31 March 2022 to clear the pre-existing balance which had grown over the preceding years. During the three months ended 31 March 2023, AngloGold Ashanti’s cumulative cash receipts from the Kibali joint venture, in the form of dividends from Kibali (Jersey) Limited, amounted to $37 million. Kibali (Jersey) Limited received such cash from Kibali Goldmines S.A. in the form of loan repayments (net of bank fees) (AngloGold Ashanti’s attributable share: $25 million) and dividends (net of withholding taxes) (AngloGold Ashanti’s attributable share: $12 million). AngloGold Ashanti’s attributable share of the outstanding cash balances awaiting repatriation from the DRC remained unchanged at $40 million at 31 March 2023, compared to 31 December 2022. The cash is fully available for the operational requirements of Kibali Goldmines S.A. In addition, Kibali Goldmines S.A. is due certain refunds of VAT which, to date, remain outstanding. During the three months ended 31 March 2023, AngloGold Ashanti did not recover any VAT offsets and refunds from its operations in the DRC. AngloGold Ashanti’s attributable share of the net recoverable VAT balance (including recoverable fuel duty and after discounting provisions) owed to AngloGold Ashanti by the DRC government increased by $3 million, or three percent, from $86 million at 31 December 2022 to $89 million at 31 March 2023.

Net taxation paid decreased by $16 million, or 31 percent, from $51 million in the three months ended 31 March 2022 to $35 million in the three months ended 31 March 2023. The decrease in net taxation paid was mainly due to lower tax payments in Tanzania and Australia, partly offset by higher tax payments in Colombia.

Cash flows from investing activities

Cash flows from investing activities amounted to a net outflow of $204 million in the three months ended 31 March 2023, which is $378 million, or 65 percent, lower than a net outflow of $582 million in the three months ended 31 March 2022. The decrease in outflow from investing activities was mainly due to the acquisition of Corvus Gold Inc. (“Corvus”) in the three months ended 31 March 2022 of $363 million, a decrease in other investments and assets acquired of $14 million and an increase in interest received of $12 million, partly offset by higher capital expenditure of $12 million.

Cash flows from financing activities

Cash flows from financing activities amounted to a net outflow of $166 million in the three months ended 31 March 2023, which is a change of $106 million from a net outflow of $60 million in the three months ended 31 March 2022.

Cash inflows from proceeds from borrowings decreased by $35 million from $40 million in the three months ended 31 March 2022 to $5 million for the three months ended 31 March 2023. The decrease is mainly due to lower drawdowns on the $278 million 2021 Geita RCF.

Cash outflows from repayment of borrowings increased by $50 million from nil in the three months ended 31 March 2022 to $50 million in the three months ended 31 March 2023. During the three months ended 31 March 2023, AngloGold Ashanti repaid $50 million on the $65 million 2022 Siguiri RCF.

Finance costs paid increased by $7 million from $17 million in the three months ended 31 March 2022 to $24 million in the three months ended 31 March 2023. The increase was mainly due to higher finance costs paid on the $278 million 2021 Geita RCF and the $65 million 2022 Siguiri RCF as a result of higher interest rates and higher drawdowns .

Other borrowing costs decreased by $1 million from $1 million in the three months ended 31 March 2022 to nil in the three months ended 31 March 2023.

Dividends paid increased by $13 million from $62 million in the three months ended 31 March 2022 to $75 million in the three months ended 31 March 2023. These dividends were paid by our non-wholly owned subsidiaries CVSA and Siguiri to their respective non-AGA related shareholders.

Liquidity

AngloGold Ashanti intends to finance its capital expenditure, capital lease obligations, other purchase obligations, environmental rehabilitation expenditures and debt repayment requirements in 2023 from cash on hand, cash flow from operations, existing credit facilities and, potentially, if deemed appropriate, long-term debt financing and the issuance of equity and equity-linked instruments. As part of the management of liquidity, funding and interest rate risk, the group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, privately negotiated transactions, tender offers or other means.

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
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Total borrowings (including lease liabilities) decreased by $42 million, or two percent, from $2,166 million at 31 March 2022 to $2,124 million at 31 March 2023. AngloGold Ashanti’s cash and cash equivalents decreased by $296 million, or 27 percent, from $1.106 billion at 31 December 2022 to $810 million at 31 March 2023.

At 31 March 2023, the group had a cash position (cash and cash equivalents) of $810 million, with liquidity comprising the $1.4 billion 2022 multi-currency RCF of which $1.36 billion was undrawn; the $65 million 2022 Siguiri RCF of which $50 million was undrawn; the South African R150 million ($8 million) RMB corporate overnight facility which was undrawn; and the $278 million 2021 Geita RCF of which $123 million was undrawn, taking overall group liquidity to approximately $2.3 billion.

In February 2023, the 2021 Geita RCF was amended to, among other matters, increase its size from $150 million to $278 million and change the reference rate to Term SOFR.

In May 2023, the maturity of the $1.4 billion 2022 multi-currency RCF was extended by one year from 9 June 2027 to 9 June 2028, with the option, upon application, to extend it further by another year.

Gold hedges
During the first quarter of 2023, AngloGold Ashanti entered into zero-cost collars for a total of 136,000 ounces of gold for the period February 2023 to December 2023 in order to manage gold price downside risk associated with Cuiabá partly transitioning to gold concentrate sales and the current high cost associated with CdS. During the first quarter of 2023, AngloGold Ashanti recorded a realised gain of $1 million in respect of these gold derivatives. At 31 March 2023, the mark-to-market value of the remaining open positions was an unrealised loss of $4 million.

Oil hedges
During July 2022, AngloGold Ashanti entered into forward contracts for a total of 999,000 barrels of Brent crude oil for the period January 2023 to December 2023 that will be cash settled on a monthly basis against the contract price. This comprises approximately 40 percent of the Company’s total anticipated 2023 consumption. The average price achieved on the forward contracts is $89.20 per barrel of Brent crude oil. During the first quarter of 2023, AngloGold Ashanti recorded a realised loss of $2 million in respect of these oil derivatives. At 31 March 2023, the mark-to-market value of the remaining open positions was an unrealised loss of $2 million (at 31 December 2022: $6 million).

Summary of three months-on-three months operating and cost variations:

Particulars	Three months ended Mar 2023	Three months ended Mar 2022	% Variance three months vs prior year three months
Operating review
Gold production (kozs) (1)	584	588	(1)

Financial review
Gold income ($m)	1,007	1,016	(1)
Average gold price received per ounce ($/oz) (4)	1,895	1,881	1
Corporate & marketing costs ($m) (2)	20	18	11
Exploration & evaluation costs ($m)	47	33	42

Cost of sales - Subsidiaries ($m)	839	757	11
Cost of sales - Joint Ventures ($m)	84	80	5
All-in sustaining costs per ounce - Subsidiaries ($/oz) (3) (4)	1,678	1,456	15
All-in sustaining costs per ounce - Joint Ventures ($/oz) (3) (4)	1,162	1,037	12
All-in costs per ounce - Subsidiaries ($/oz) (3) (4)	1,906	1,652	15
All-in costs per ounce - Joint Ventures ($/oz) (3) (4)	1,293	1,089	19
Total cash costs per ounce - Subsidiaries ($/oz) (4)	1,227	1,077	14
Total cash costs per ounce - Joint Ventures ($/oz) (4)	1,019	797	28

Profit before taxation ($m)	92	218	(58)

Capital expenditure - Subsidiaries ($m)	227	215	6
Capital expenditure - Joint Ventures ($m)	19	19	—
(1) Includes gold concentrate from the Cuiabá mine complex which will be sold to third parties.
(2) Includes administration and related expenses.
(3) World Gold Council guidance.
(4) Refer to “Non-GAAP disclosure” for definitions.
Rounding of figures may result in computational discrepancies.

FULL ASSET POTENTIAL REVIEW PROGRAMME

The Full Asset Potential (“FP”) programme aims to achieve a step-change in AngloGold Ashanti’s operating and cost performance by the year 2024. This programme includes a comprehensive three-month assessment of each of the Company’s mine sites, which covers every aspect of an operation. The outcome is intended to enhance the Company’s understanding of the relative potential of each asset and includes developing a plan and implementation schedule to achieve the targeted performance over the next six to 24 months.

Sunrise Dam, the first site to implement the FP programme, is demonstrating a noticeable uplift in performance. The mine’s monthly development advance rates have step-changed from below 1,000 metres per month to over 1,200 metres per month through improved drilling performance. This is translating into increased underground ore tonnes, which increased eight percent year-on-year in the first quarter of 2023.

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At Siguiri, an opportunity to increase processing plant efficiency has improved year-on-year throughput in the first quarter of 2023 by two percent,and delivered improved mill runtime. A key opportunity to accelerate mining of Kami West has successfully unlocked an additional 1.5 million tonnes of ore. A move to owner mining is currently being assessed.

At Geita, the most value-accretive opportunities are in the processing plant, and throughput continues to increase, following the planned mill shutdown during the first quarter of 2023. Furthermore, metallurgical recovery is above the FP target as a result of better carbon management and optimised leaching kinetics.

CUIABÁ UPDATE

Tailings-related regulations introduced in Brazil required AngloGold Ashanti Brazil to conduct a new detailed risk assessment of its portfolio of TSFs by December 2022. The regulations required this new risk assessment be conducted with oversight from external consultants. One of the conclusions of this review was to increase buttressing of the Calcinados TSF to align its post liquefaction factor of safety with the international standards currently considered best practice. AngloGold Ashanti is proceeding with this buttressing programme and has therefore suspended filtered tailings deposition at the TSF, which services the Cuiabá mine complex (composed of the Cuiabá and Lamego mines).

Operational and structural integrity of the Calcinados TSF remains safe and stable, per the conclusions of risk assessments by external consultants and the Company’s internal TSF team. The TSF’s factors of safety, in both a drained and undrained state, are fully compliant with relevant Brazilian operating regulations.

AngloGold Ashanti’s focus is to maintain compliance with the tailings-related regulations in Brazil, including new requirements introduced last year, and to maintain a close and transparent relationship with the relevant authorities.

During the first quarter of 2023 the Company commenced geotechnical work to support the buttressing programme. The timeline for completion of the buttressing is expected to be determined once engineering and geotechnical work has been completed by external consultants.

Processing of gold concentrate at the Queiroz plant, which services the Cuiabá mine complex, and tailings deposition at the Calcinados TSF are expected to resume following completion of additional buttressing of the Calcinados TSF impoundment as well as completion of wastewater treatment upgrades to address levels of regulated constituents, such as arsenic, in discharge water from the Queiroz plant. In the meantime, mining of ore (producing gravimetric gold and gold-in-concentrate) is continuing at the Cuiabá mine complex. The Company has started selling gold concentrate from the Cuiabá mine complex to third parties and the first shipment of such gold concentrate occurred in April 2023. Refining activities at the Queiroz plant, including refining of gravimetric gold from the Cuiabá mine complex, remain unaffected.

The Cuiabá mine complex produced 241,000 ounces of gold in 2022.

SAFETY UPDATE

The Company recorded a fatality-free first quarter of 2023 alongside its lowest-ever Total Recordable Injury Frequency Rate (“TRIFR”), the broadest measure of workplace safety.

TRIFR improved by 26 percent to 0.88 injuries per million hours worked for the first quarter of 2023, compared to 1.19 injuries per million hours worked in the first quarter of 2022. TRIFR measures workplace safety in terms of the total number of recordable injuries and fatalities that occur per million hours worked.

AngloGold Ashanti’s safety strategy, with specific emphasis on the refreshed Major Hazard Management standard and critical control verifications, continued to be implemented at all the operations, intensifying employees’ focus on safety practices in all workplaces. AngloGold Ashanti continues to address high consequence incidents through the application of its Major Hazard Management process.

OPERATING HIGHLIGHTS

In the Africa region, subsidiaries produced 284,000 ounces at a cost of sales of $460 million and a total cash cost per ounce of $1,161 per ounce in the three months ended 31 March 2023, compared to 254,000 ounces at a cost of sales of $364 million and a total cash cost per ounce of $1,082 per ounce in the three months ended 31 March 2022. In the Africa region, joint ventures produced 64,000 ounces at a cost of sales of $84 million and a total cash cost per ounce of $1,019 per ounce in the three months ended 31 March 2023, compared to 76,000 ounces at a cost of sales of $80 million and a total cash cost per ounce of $797 per ounce in the three months ended 31 March 2022.

At Iduapriem in Ghana, gold production increased by 12,000 ounces, or 24 percent, to 63,000 ounces at a cost of sales of $93 million and a total cash cost per ounce of $803 per ounce in the three months ended 31 March 2023, compared to 51,000 ounces at a cost of sales of $73 million and a total cash cost per ounce of $987 per ounce in the three months ended 31 March 2022. The increase in gold production year-on-year was mainly due to higher tonnes treated together with higher grades as the mine accesses ore tonnes from Teberebie Cut 2 compared to the same period in 2022 when ore was sourced mainly from Block 5 and stockpiles. Cost of sales increased year-on-year mainly due to higher amortisation as a result of higher gold production combined with higher deferred stripping amortisation at Teberebie Cut 2 which commenced in 2022, higher operating costs related to fuel and power prices and higher environmental rehabilitation provisions due to inflation and changes in discount rates (due to changes in global economic assumptions) used in calculating rehabilitation costs. Total cash costs per ounce decreased year-on-year primarily as a result of higher gold production and favourable metal inventory movements, partly offset by higher mining costs and higher royalties paid related to the higher average gold price received.

At Obuasi in Ghana, gold production increased by 22,000 ounces, or 58 percent, to 60,000 ounces at a cost of sales of $87 million and a total cash cost per ounce of $1,085 per ounce in the three months ended 31 March 2023, compared to 38,000 ounces at a cost of sales of $47 million and a total cash cost per ounce of $1,043 per ounce in the three months ended 31 March 2022. The increase in gold production year-on-year was mainly due to higher tonnes processed and higher grades mined. Cost of sales increased year-on-year mainly due to higher amortisation as a result of higher gold production and the re-set of the useful life of the mining fleet, higher operating costs related to labour, mining contractors and consumables, as well as higher royalties paid. Total cash costs per ounce increased year-on-year mainly due to higher variable mining and processing volume costs driven by higher underground tonnes mined and an increase in mill throughput

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compared to the same period in 2022. This resulted in higher reagent costs, higher mining contractor and other mining costs related to an increased consumption of maintenance spares, ground support and explosives, as well as higher royalties paid. These cost increases were partly offset by higher gold production.

At Siguiri in Guinea, gold production decreased by 5,000 ounces, or seven percent, to 63,000 ounces at a cost of sales of $134 million and a total cash cost per ounce of $1,537 per ounce in the three months ended 31 March 2023, compared to 68,000 ounces at a cost of sales of $112 million and a total cash cost per ounce of $1,187 per ounce in the three months ended 31 March 2022. The decrease in gold production year-on-year was mainly due to lower metallurgical recoveries due to the treatment of carbonaceous material, partly offset by higher tonnes processed. Cost of sales increased year-on-year mainly due to higher operating costs related to higher fuel prices, labour, mining contractors and consumables, partly offset by lower amortisation due to lower gold production. Total cash costs per ounce increased year-on-year mainly due to lower gold production, higher oil prices, higher reagent prices and mining rates, as well as unfavourable movements in stockpiles and the strengthening of the Guinean Franc against the US Dollar.

At Geita in Tanzania, gold production increased by 1,000 ounces, or one percent, to 98,000 ounces at a cost of sales of $146 million and a total cash cost per ounce of $1,196 per ounce in the three months ended 31 March 2023, compared to 97,000 ounces at a cost of sales of $132 million and a total cash cost per ounce of $1,077 per ounce in the three months ended 31 March 2022. The marginal increase in gold production year-on-year was mainly due to higher grades mined, partly offset by lower tonnes processed due to a planned mill shutdown during the first quarter of 2023. Cost of sales increased year-on-year mainly due to higher operating costs related to higher fuel prices, labour, mining contractors and consumables, partly offset by lower amortisation due to lower Mineral Reserve development and tangible assets amortisation. Total cash costs per ounce increased year-on-year mainly due to increased unavailability of mining equipment, as well as higher fuel and freight costs.

At Kibali in the DRC, gold production decreased by 12,000 ounces, or 16 percent, to 64,000 ounces at a cost of sales of $84 million and a total cash cost per ounce of $1,019 per ounce in the three months ended 31 March 2023, compared to 76,000 ounces at a cost of sales of $80 million and a total cash cost per ounce of $797 per ounce in the three months ended 31 March 2022. The decrease in gold production year-on-year was mainly due to lower grades mined at the underground mine as a result of mine sequencing, partly offset by higher tonnes processed. Cost of sales increased year-on-year mainly due to higher operating costs related to labour, mining contractors and consumables, partly offset by favourable inventory movements and lower amortisation due to lower gold production. Total cash costs per ounce increased year-on-year mainly due to lower gold production and higher oil and commodity prices, partly offset by favourable ore stockpile inventory movements.

In the Americas region, gold production decreased by 20,000 ounces, or 15 percent, to 111,000 ounces at a cost of sales of $186 million and a total cash cost per ounce of $1,338 per ounce in the three months ended 31 March 2023, compared to 131,000 ounces at a cost of sales of $213 million and a total cash cost per ounce of $975 per ounce in the three months ended 31 March 2022.

At AngloGold Ashanti Mineração in Brazil, gold production decreased by 16,000 ounces, or 23 percent, to 54,000 ounces at a cost of sales of $74 million and a total cash cost per ounce of $1,390 per ounce in the three months ended 31 March 2023, compared to 70,000 ounces at a cost of sales of $105 million and a total cash cost per ounce of $1,044 per ounce in the three months ended 31 March 2022. The decrease in gold production year-on-year was mainly due to lower tonnes of ore processed at the Cuiabá mine complex and lower grades mined at the CdS mine complex. During the first quarter of 2023, Cuiabá produced 41,000 ounces, which comprised 16,000 ounces of gravimetric gold and 25,000 ounces of gold-in-concentrate. Cost of sales decreased year-on-year mainly due to lower amortisation at CdS due to lower gold production and the impact of impairments at CdS and Cuiabá recognised in 2022, and favourable inventory movements, partly offset by higher operating costs relating to consumables and higher environmental rehabilitation provisions due to inflation and changes in discount rates (due to changes in global economic assumptions) used in calculating rehabilitation costs. Total cash costs per ounce increased year-on-year mainly due to lower gold production, lower by-product revenue as sulphuric acid sales remained suspended pending resumption of operation from the Queiroz plant, input cost increases and additional operating costs related to TSF management. These cost increases were partly offset by the weakening of the Brazilian Real against the US Dollar, lower royalties paid, and favourable movements in inventories.

At Serra Grande in Brazil, gold production decreased by 5,000 ounces, or 25 percent, to 15,000 ounces at a cost of sales of $34 million and a total cash cost per ounce of $1,855 per ounce in the three months ended 31 March 2023, compared to 20,000 ounces at a cost of sales of $38 million and a total cash cost per ounce of $1,375 per ounce in the three months ended 31 March 2022. The decrease in gold production year-on-year was mainly due to lower tonnes of ore treated and lower grades mined. Cost of sales decreased year-on-year mainly due to lower amortisation as a result of the impact of an impairment at Serra Grande recognised in 2022, partly offset by higher environmental rehabilitation provisions due to inflation and changes in discount rates (due to changes in global economic assumptions) used in calculating rehabilitation costs. Total cash costs per ounce increased year-on-year mainly due to lower gold production, unfavourable movements in stockpiles and gold in process and increases in input costs and additional technical services. These cost increases were partly offset by lower royalties paid and the weakening of the Brazilian Real against the US Dollar.

At Cerro Vanguardia in Argentina, gold production increased by 1,000 ounces, or two percent, to 42,000 ounces at a cost of sales of $78 million and a total cash cost per ounce of $1,077 per ounce in the three months ended 31 March 2023, compared to 41,000 ounces at a cost of sales of $68 million and a total cash cost per ounce of $659 per ounce in the three months ended 31 March 2022. The increase in gold production year-on-year was mainly due to higher average grades mined. Cost of sales increased year-on-year mainly due to higher operating costs related to fuel and power prices, and higher environmental rehabilitation provisions due to inflation, changes in cash flows and changes in discount rates (due to changes in global economic assumptions) used in calculating rehabilitation costs. Total cash costs per ounce increased year-on-year mainly due to cost increases related to labour, fuel, power, explosives, services (annual inflation is estimated at around 100 percent), lower by-product income (due to lower volumes of silver sold) and higher consumption of materials and services due to higher tonnes mined. These cost increases were partly offset by the weakening of the Argentinean Peso against the US Dollar.

In the Australia region, gold production decreased by 2,000 ounces, or two percent, to 125,000 ounces at a cost of sales of $196 million and a total cash cost per ounce of $1,309 per ounce in the three months ended 31 March 2023, compared to 127,000 ounces at a cost of sales of $179 million and a total cash cost per ounce of $1,160 per ounce in the three months ended 31 March 2022.

At Sunrise Dam in Australia, gold production remained flat at 61,000 ounces at a cost of sales of $100 million and a total cash cost per ounce of $1,317 per ounce in the three months ended 31 March 2023, compared to 61,000 ounces at a cost of sales of $88 million and a total cash cost per ounce of $1,296 per ounce in the three months ended 31 March 2022. Cost of sales increased year-on-year mainly due

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to higher environmental rehabilitation provisions due to inflation and changes in discount rates (due to changes in global economic assumptions) used in calculating rehabilitation costs. Total cash costs per ounce increased year-on-year mainly due to higher operating costs at the underground mine, partly offset by favourable movements in inventories.

At Tropicana in Australia, gold production decreased by 2,000 ounces, or three percent, to 64,000 ounces at a cost of sales of $89 million and a total cash cost per ounce of $1,190 per ounce in the three months ended 31 March 2023, compared to 66,000 ounces at a cost of sales of $84 million and a total cash cost per ounce of $948 per ounce in the three months ended 31 March 2022. The marginal decrease in gold production year-on-year was mainly due to lower grades mined in the open pit, as mining focused on waste stripping at the Havana pit. Cost of sales increased year-on-year mainly due to higher operating costs related to higher fuel prices, labour and mining contractors, and higher environmental rehabilitation provisions due to inflation and changes in discount rates (due to changes in global economic assumptions) used in calculating rehabilitation costs partly offset by lower amortisation of stripping assets and Mineral Reserve development amortisation. Total cash costs per ounce increased year-on-year mainly due to the commencement and ramp-up of the Tropicana underground operation, higher open-pit unit costs due to higher drilling and blasting costs, and marginally lower gold production, partly offset by the weakening of the Australian Dollar against the US Dollar.

UPDATE ON CAPITAL PROJECTS

Obuasi
Phase 3 of the Obuasi redevelopment project, which relates principally to extended capital expenditure to refurbish existing infrastructure around the KMS Shaft, as well as to service the mine in deeper production areas, continues to progress. The Obuasi mine continues on the ramp-up path to its full production run-rate in excess of 400,000 ounces.

Tropicana
Completion of a scoping study on the Havana underground mineralisation has justified the commencement of a pre-feasibility study (“PFS”). The PFS is progressing well with various options being considered to determine the most economical way to access the Havana underground orebody while open-pit mining remains active in the Havana pit. Options include a direct access portal from the pit via a dedicated decline and the development of the “Havana Link” drive connecting the Tropicana underground extension with the Havana underground orebody.

Nevada
During the first quarter of 2023, AngloGold Ashanti’s project team progressed the feasibility study at North Bullfrog and initiated a concept study of the expanded Silicon project, which includes options for the Merlin deposit.

Quebradona
Following the decision of Colombia’s national environmental agency (“ANLA”) in November 2021 to archive the Company’s environmental licence application related to the Quebradona project, and the confirmation of such decision in April 2022, AngloGold Ashanti has been working to prepare a new Environmental Impact Assessment for the project to submit to ANLA in connection with its environmental licence application. In addition, an optimised feasibility study is currently underway to implement improvements in water management, operational flexibility, maintainability, and constructability.

Gramalote
A feasibility study was completed for the Gramalote gold project, which is a joint venture between AngloGold Ashanti and B2Gold Corp. (“B2Gold”). Both partners determined that the Gramalote project does not meet their investment thresholds for development of the project. The Gramalote project continues to benefit from government support as well as continuing support from local communities. AngloGold Ashanti and B2Gold completed a comprehensive review of the alternatives for the Gramalote project and consider that it would be in the best interest of all stakeholders for a new party to own the project. The partners commenced a joint sales process for the Gramalote project in the fourth quarter of 2022.

CORPORATE UPDATE

Proposed Ghana JV
During March 2023, Gold Fields and AngloGold Ashanti agreed the key terms of a proposed joint venture in Ghana between Gold Fields’ Tarkwa and AngloGold Ashanti’s neighbouring Iduapriem mines. Both mines are located near the town of Tarkwa in the country’s Western Region.

Both companies have commenced engagements with senior government officials in Ghana and will continue engaging with the Government of Ghana (“GoG”), relevant regulators and other key stakeholders, with a view to implementing the proposed joint venture as soon as practically possible.

Both companies have agreed to mutual exclusivity during this engagement. Excluding the interest to be held by the GoG, Gold Fields will have an interest of 66.7 percent, or two-thirds, and AngloGold Ashanti will have an interest of 33.3 percent, or one-third, in the proposed joint venture.

There can be no certainty that the parties will enter into a definitive agreement with respect to the proposed joint venture or about the timing, terms and conditions of any such definitive agreement. Implementation of the proposed joint venture is subject to, among other matters, reaching agreement with the GoG regarding the proposed joint venture, conclusion of confirmatory due diligence and securing all requisite regulatory approvals.

DRC customs matter
Kibali Goldmines S.A. is continuing to engage in discussions with the DRC Customs Authority and DRC Ministry of Finance regarding the customs claims previously reported. In this regard, on 26 March 2023, the parties agreed to settle one of the DRC Customs Authority claims concerning historic export duties. Discussions to resolve the remaining customs claims are ongoing. A formal reassessment notice has not yet been issued by the DRC Customs Authority with respect to these claims.

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Nevada royalty arbitration
On 27 March 2023, Altius Royalty Corporation (“Altius”) initiated arbitration proceedings in Vancouver, B.C., Canada against AngloGold Ashanti North America Inc. (“AGANA”) regarding the geographic scope of a 1.5 percent net smelter returns royalty. Altius asserts the royalty should be broadly interpreted to cover nearly all claims controlled by AGANA in the Beatty, Nevada mining district, including claims related to the Silicon Project as well as claims recently acquired as part of the Corvus Gold Inc. and Coeur Sterling, Inc. acquisitions. AGANA intends to vigorously defend against Altius' claims. Arbitrators have been selected by the parties and it is anticipated that an initial procedural conference will be scheduled in the near future.

Siguiri
On 3 May 2023, a tank in the Carbon-in-Leach (CIL) circuit at Siguiri unexpectedly collapsed and damaged some surrounding infrastructure. No injuries were sustained and the environmental impact was contained to the operational area immediately adjacent to the plant. The cause of the incident is under investigation. Mining continues as normal and ore will be stockpiled in the interim. Loss adjusters have been appointed on behalf of our insurers.

AngloGold Ashanti Limited announces a corporate restructuring and a change to domicile and primary listing location
On 12 May 2023, AngloGold Ashanti Limited announced a change in the group’s corporate structure whereby it will be domiciled in the United Kingdom (“UK”) with a primary listing on the New York Stock Exchange (“NYSE”) and secondary listings on the Johannesburg Stock Exchange (“JSE”) and A2X Markets (“A2X”) in South Africa and on the Ghana Stock Exchange (“GhSE”) in Ghana.

A number of inter-conditional steps will be taken to implement the corporate restructuring (collectively, the “Proposed Transaction”), including:
•A new UK incorporated company, AngloGold Ashanti (UK) Limited (to be re-registered as a public limited company and renamed AngloGold Ashanti plc) (“AngloGold Ashanti plc”), will make an offer to purchase 100 percent of AngloGold Ashanti Holdings plc which, upon acceptance of the offer, will result in AngloGold Ashanti plc holding all of AngloGold Ashanti Limited’s operations and assets located outside South Africa;
•AngloGold Ashanti plc will then acquire all the issued shares of AngloGold Ashanti Limited in exchange for the issue of new AngloGold Ashanti plc ordinary shares through a scheme of arrangement in terms of section 114 of the South African Companies Act, No. 71 of 2008 between AngloGold Ashanti Limited and its shareholders (the “Scheme”); and
•Upon implementation of the Scheme, AngloGold Ashanti Limited shares will be delisted from all the exchanges on which they are listed and AngloGold Ashanti plc will seek a primary listing on the NYSE, with secondary listings on the JSE, A2X and GhSE.

If successfully completed, the Proposed Transaction will result in:
•The new holding company, AngloGold Ashanti plc, owning all of AngloGold Ashanti Limited’s current assets with:
•The same underlying shareholders as AngloGold Ashanti Limited immediately prior to implementation of the Proposed Transaction;
•No change of economic substance to the group, save for the costs of implementation of the Proposed Transaction; and
•AngloGold Ashanti plc being subject to English company law .

The cost of the Proposed Transaction will be funded from available cash resources and existing debt facilities. The implementation of the Proposed Transaction is subject to the fulfilment or waiver of certain conditions precedent.

Voluntary delisting from ASX
On 12 May 2023, AngloGold Ashanti Limited announced that the Company has requested and received formal approval from the Australian Securities Exchange (“ASX”) to be removed from the official list of ASX pursuant to ASX Listing Rule 17.11 (Delisting). The Company expects that the Delisting will occur on Tuesday, 27 June 2023. The Company’s CHESS Depositary Interests (“CDIs”) are expected to be suspended and cease to trade on the ASX at the close of trade on Friday, 23 June 2023 (being two business days before the Delisting).

Board of Directors Changes
On 29 May 2023, the Company announced the appointment of Ms. Diana Sands and Ms. Jinhee Magie as independent non-executive directors of the Company with effect from 1 June 2023. Ms. Sands serves as a member of the Remuneration and Human Resources Committee and Social, Ethics and Sustainability Committee and Ms. Magie serves as a member of the Audit and Risk Committee and Investment Committee.

Executive Committee Changes
Mr. Ludwig Eybers will be retiring from his role as Chief Operating Officer of the Company and a member of the Executive Committee on 30 June 2023. From 1 July 2023, Mr. Marcelo Godoy, Chief Technology Officer of the Company and a member of the Executive Committee, will assume the responsibilities of Mr. Eybers as Interim Chief Operating Officer. Mr. Eybers will be retiring from the Company in December 2023 and until such time he will continue to work with Mr. Godoy as the Company concludes a search for his successor.

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GROUP - INCOME STATEMENT

		Three months	Three months	Year
		ended	ended	ended
		Mar	Mar	Dec
		2023	2022	2022
US Dollar million	Notes	Unaudited	Unaudited	Audited

Revenue from product sales	2	1,028	1,052	4,501
Cost of sales	3	(839)	(757)	(3,362)
Loss on non-hedge derivatives and other commodity contracts		(7)	—	(6)
Gross profit		182	295	1,133
Corporate administration, marketing and related expenses		(20)	(18)	(79)
Exploration and evaluation costs		(47)	(33)	(205)
Impairment, derecognition of assets and profit (loss) on disposal		—	(1)	(304)
Other (expenses) income		(8)	(13)	(26)
Operating profit (loss)		107	230	519
Interest income		26	13	81
Foreign exchange and fair value adjustments		(30)	(28)	(128)
Finance costs and unwinding of obligations	4	(42)	(32)	(149)
Share of associates and joint ventures’ profit (loss)	5	31	35	166
Profit (loss) before taxation		92	218	489
Taxation	6	(24)	(33)	(173)
Profit (loss) for the period		68	185	316

Allocated as follows:
Equity shareholders		66	177	297
Non-controlling interests		2	8	19
		68	185	316

Basic earnings per ordinary share (US cents) (1)		16	42	71
Diluted earnings per ordinary share (US cents) (2)		16	42	71

(1) Calculated on the basic weighted average number of ordinary shares.
(2) Calculated on the diluted weighted average number of ordinary shares.

The financial statements for the three months ended 31 March 2023 have been prepared by the corporate accounting staff of AngloGold Ashanti Limited headed by Mr Ian Kramer (CA (SA)), the group’s Senior Vice President: Group Finance. This process was supervised by Ms Gillian Doran (FCCA), the group’s Chief Financial Officer and Mr Alberto Calderon (PhD, MPhil, MA, BA (Economics), Juris Doctor (Law)), the group’s Chief Executive Officer.

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GROUP – STATEMENT OF COMPREHENSIVE INCOME

	Three months	Three months	Year
	ended	ended	ended
	Mar	Mar	Dec
	2023	2022	2022
US Dollar million	Unaudited	Unaudited	Audited

Profit (loss) for the period	68	185	316

Items that will be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations	(9)	13	(27)
Items that will not be reclassified subsequently to profit or loss:
Exchange differences on translation of non-foreign operations	(3)	7	(1)
Net gain (loss) on equity investments	(2)	(20)	(50)
Actuarial gain (loss) recognised	—	—	(10)
Deferred taxation thereon	—	14	14
	(5)	1	(47)

Other comprehensive income (loss) for the period, net of tax	(14)	14	(74)

Total comprehensive income (loss) for the period, net of tax	54	199	242

Allocated as follows:
Equity shareholders	52	191	223
Non-controlling interests	2	8	19
	54	199	242

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GROUP – STATEMENT OF FINANCIAL POSITION

		As at	As at	As at
		Mar	Mar	Dec
		2023	2022	2022
US Dollar million		Unaudited	Unaudited	Audited

ASSETS
Non-current assets
Tangible assets		4,306	4,056	4,209
Right of use assets		154	191	156
Intangible assets		104	126	106
Investments in associates and joint ventures		1,093	1,360	1,100
Other investments		1	31	3
Inventories		4	18	5
Trade, other receivables and other assets		233	239	231
Reimbursive right for post-retirement benefits		12	—	12
Deferred taxation		99	16	72
Cash restricted for use		34	32	33
		6,040	6,069	5,927

Current assets
Inventories		792	704	773
Trade, other receivables and other assets		237	258	237
Cash restricted for use		29	30	27
Cash and cash equivalents		813	1,045	1,108
		1,871	2,037	2,145

Total assets		7,911	8,106	8,072

EQUITY AND LIABILITIES
Share capital and premium		7,250	7,235	7,239
Accumulated losses and other reserves		(3,171)	(3,062)	(3,139)
Shareholders’ equity		4,079	4,173	4,100
Non-controlling interests		36	60	34
Total equity		4,115	4,233	4,134

Non-current liabilities
Borrowings	7	1,921	1,900	1,965
Lease liabilities	7	103	137	102
Environmental rehabilitation and other provisions		614	718	634
Provision for pension and post-retirement benefits		70	83	71
Trade, other payables and provisions		6	7	7
Deferred taxation		313	300	300
		3,027	3,145	3,079

Current liabilities
Borrowings	7	24	60	18
Lease liabilities	7	76	69	84
Environmental rehabilitation provisions		41	—	—
Trade, other payables and provisions		603	575	710
Taxation		21	23	45
Bank overdraft		3	—	2
Shareholders for dividends		1	1	—
		769	728	859

Total liabilities		3,796	3,873	3,938

Total equity and liabilities		7,911	8,106	8,072

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
14

GROUP – STATEMENT OF CASH FLOWS

		Three months	Three months	Year
		ended	ended	ended
		Mar	Mar	Dec
		2023	2022	2022
US Dollar million	Notes	Unaudited	Unaudited	Audited
Cash flows from operating activities
Cash generated from operations	8	92	258	1,244
Dividends received from joint ventures		37	326	694
Taxation refund		—	—	32
Taxation paid		(35)	(51)	(166)
Net cash inflow (outflow) from operating activities		94	533	1,804

Cash flows from investing activities
Capital expenditure		(227)	(215)	(1,028)
Interest capitalised and paid		—	—	(2)
Acquisition of assets		—	(363)	(517)
Dividends from associates and other investments		—	—	18
Proceeds from disposal of tangible assets		1	—	8
Other investments and assets acquired		—	(14)	(16)
Loans advanced		—	—	(1)
Decrease (increase) in cash restricted for use		(3)	(3)	(4)
Interest received		25	13	81
Net cash inflow (outflow) from investing activities		(204)	(582)	(1,461)

Cash flows from financing activities
Proceeds from borrowings		5	40	266
Repayment of borrowings		(50)	—	(184)
Repayment of lease liabilities		(22)	(20)	(82)
Finance costs – borrowings		(22)	(15)	(99)
Finance costs – leases		(2)	(2)	(10)
Other borrowing costs		—	(1)	(11)
Dividends paid		(75)	(62)	(203)
Net cash inflow (outflow) from financing activities		(166)	(60)	(323)

Net increase (decrease) in cash and cash equivalents		(276)	(109)	20
Translation		(20)	—	(68)
Cash and cash equivalents at beginning of period		1,106	1,154	1,154
Cash and cash equivalents at end of period (1)		810	1,045	1,106

(1) Cash and cash equivalents at the end of the period is net of a bank overdraft of $3m (Mar 2022: nil; Dec 2022: $2m).

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
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GROUP – STATEMENT OF CHANGES IN EQUITY

	Share capital and premium	Other capital reserves	(Accumulated losses) Retained earnings	Fair value through OCI	Actuarial (losses) gains	Foreign currency translation reserve (1)	Total	Non-controlling interests	Total equity

US Dollar million

Balance at 31 December 2021Audited / Restated	7,223	84	(1,904)	53	(2)	(1,412)	4,042	52	4,094
Profit (loss) for the period			177				177	8	185
Other comprehensive income (loss)				(6)		20	14		14
Total comprehensive income (loss)	—	—	177	(6)	—	20	191	8	199
Shares issued	12						12		12
Share-based payment for share awards net of exercised		(10)					(10)		(10)
Dividends paid			(62)				(62)		(62)
Transfer on derecognition of equity investment			69	(69)			—		—
Translation		4	(5)		1		—	—	—
Balance at 31 March 2022 Unaudited	7,235	78	(1,725)	(22)	(1)	(1,392)	4,173	60	4,233

Balance at 31 December 2022 Audited	7,239	81	(1,715)	(52)	(13)	(1,440)	4,100	34	4,134
Profit (loss) for the period			66				66	2	68
Other comprehensive income (loss)				(2)		(12)	(14)		(14)
Total comprehensive income (loss)	—	—	66	(2)	—	(12)	52	2	54
Shares issued	11						11		11
Share-based payment for share awards net of exercised		(8)					(8)		(8)
Dividends paid			(76)				(76)		(76)
Translation		(2)	2				—	—	—
Balance at 31 March 2023 Unaudited	7,250	71	(1,723)	(54)	(13)	(1,452)	4,079	36	4,115

(1) Foreign currency translation reserve includes a loss of $1,403m (Dec 2022: $1,400m; Mar 2022: $1,392m) that will not re-cycle through the income statement on disposal of non-foreign operations, and a loss of $49m (Dec 2022: $40m; Mar 2022: nil) relating to foreign operations that will re-cycle through the income statement on disposal.

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
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Segmental reporting
AngloGold Ashanti’s operating segments are being reported based on the financial information regularly provided to the Chief Executive Officer and the Executive Committee, collectively identified as the Chief Operating Decision Maker (CODM). Individual members of the Executive Committee are responsible for geographic regions of the business.

Under the group’s operating model, the financial results and the composition of the operating segments are reported to the CODM per geographical region.

In addition to the geographical reportable segments structure, the group has voluntarily disaggregated and disclosed the financial information on a line-by-line basis for each mining operation to facilitate comparability of mine performance.

	Three months	Three months	Year
	ended	ended	ended
	Mar	Mar	Dec
	2023	2022	2022
Gold income
US Dollar million	Unaudited	Unaudited	Audited

AFRICA *	732	662	2,981
Kibali - Attributable 45%	126	137	596
Iduapriem	118	104	443
Obuasi	131	72	431
Siguiri	152	158	591
Geita	205	191	920

AUSTRALIA *	235	236	967
Sunrise Dam	121	110	410
Tropicana - Attributable 70%	114	126	557

AMERICAS *	166	255	1,036
Cerro Vanguardia	82	85	319
AngloGold Ashanti Mineração	56	129	557
Serra Grande	28	41	160

	1,133	1,153	4,984
Equity-accounted joint venture included above	(126)	(137)	(596)
	1,007	1,016	4,388

By-product revenue
US Dollar million	Unaudited	Unaudited	Audited

AFRICA *	1	1	4
Kibali - Attributable 45%	1	—	1
Iduapriem	—	—	1
Obuasi	—	—	1
Geita	—	1	1

AUSTRALIA *	1	1	4
Sunrise Dam	—	—	1
Tropicana - Attributable 70%	1	1	3

AMERICAS *	20	34	106
Cerro Vanguardia	19	26	75
AngloGold Ashanti Mineração	1	8	31

	22	36	114
Equity-accounted joint venture included above	(1)	—	(1)
	21	36	113

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
17

Segmental reporting (continued)

	Three months	Three months	Year
	ended	ended	ended
	Mar	Mar	Dec
	2023	2022	2022
Cost of sales
US Dollar million	Unaudited	Unaudited	Audited

AFRICA *	544	444	2,004
Kibali - Attributable 45%	84	80	342
Iduapriem	93	73	314
Obuasi	87	47	266
Siguiri	134	112	488
Geita	146	132	594

AUSTRALIA *	196	179	783
Sunrise Dam	100	88	371
Tropicana - Attributable 70%	89	84	382
Administration and other	7	7	30

AMERICAS *	186	213	913
Cerro Vanguardia	78	68	273
AngloGold Ashanti Mineração	74	105	477
Serra Grande	34	38	162
Administration and other	—	2	1

CORPORATE AND OTHER	(3)	1	4

	923	837	3,704
Equity-accounted joint venture included above	(84)	(80)	(342)
	839	757	3,362

Gross profit (1)
US Dollar million	Unaudited	Unaudited	Audited

AFRICA *	190	218	981
Kibali - Attributable 45%	43	56	256
Iduapriem	25	31	130
Obuasi	44	25	165
Siguiri	19	46	103
Geita	59	60	327

AUSTRALIA *	40	58	188
Sunrise Dam	21	22	40
Tropicana - Attributable 70%	26	43	177
Administration and other	(7)	(7)	(29)

AMERICAS *	—	76	229
Cerro Vanguardia	22	43	122
AngloGold Ashanti Mineração	(17)	32	111
Serra Grande	(5)	3	(2)
Administration and other	—	(2)	(2)

CORPORATE AND OTHER	(5)	(1)	(9)

	225	351	1,389
Equity-accounted joint venture included above	(43)	(56)	(256)
	182	295	1,133

(1) The group’s segmental profit measure is gross profit (loss), which excludes the results of associates and joint ventures. For the reconciliation of gross profit (loss) to profit (loss) before taxation, refer to the group income statement.

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
18

Segmental reporting (continued)

	Three months	Three months	Year
	ended	ended	ended
	Mar	Mar	Dec
	2023	2022	2022
Amortisation
US Dollar million	Unaudited	Unaudited	Audited

AFRICA *	102	77	367
Kibali - Attributable 45%	21	22	95
Iduapriem	41	18	80
Obuasi	14	5	40
Siguiri	9	11	50
Geita	17	21	102

AUSTRALIA * (1)	30	36	172
Sunrise Dam	13	13	54
Tropicana - Attributable 70%	17	22	117
Administration and other	—	1	1

AMERICAS *	28	42	185
Cerro Vanguardia	9	8	39
AngloGold Ashanti Mineração	13	25	106
Serra Grande	6	9	40

CORPORATE AND OTHER	1	1	4

	161	156	728
Equity-accounted joint venture included above	(21)	(22)	(95)
	140	134	633

(1) The Australia amortisation disaggregated segment disclosures only relate to property, plant and equipment which do not represent shared assets between the mining operations within the Australia geographical region and for which the group can disaggregate and allocate on a reasonable basis to the different mining operations within such region.

Capital expenditure
US Dollar million	Unaudited	Unaudited	Audited

AFRICA *	135	107	576
Kibali - Attributable 45%	19	19	90
Iduapriem	37	28	146
Obuasi	36	32	159
Siguiri	6	4	27
Geita	37	24	154

AUSTRALIA *	45	47	202
Sunrise Dam	13	11	50
Tropicana - Attributable 70%	32	36	152

AMERICAS *	60	76	322
Cerro Vanguardia	14	9	66
AngloGold Ashanti Mineração	34	54	199
Serra Grande	12	13	57

PROJECTS *	6	3	17
Colombian projects	1	3	16
North American projects	5	—	1

CORPORATE AND OTHER	—	1	1

	246	234	1,118
Equity-accounted joint venture included above	(19)	(19)	(90)
	227	215	1,028

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
19

Segmental reporting (continued)

	As at	As at	As at
	Mar	Mar	Dec
	2023	2022	2022
Total assets
US Dollar million	Unaudited	Unaudited	Audited

AFRICA *	4,122	4,065	4,083
Kibali - Attributable 45%	1,054	1,310	1,063
Iduapriem	452	410	436
Obuasi	1,317	1,080	1,268
Siguiri	408	496	447
Geita	886	764	864
Administration and other	5	5	5

AUSTRALIA * (1)	954	1,069	960

AMERICAS *	1,433	1,564	1,406
Cerro Vanguardia	510	505	514
AngloGold Ashanti Mineração	677	776	625
Serra Grande	225	251	228
Administration and other	21	32	39

PROJECTS *	854	682	872
Colombian projects	221	214	244
North American projects	633	468	628

CORPORATE AND OTHER	548	726	751

	7,911	8,106	8,072

*The operating segments continue to be presented per geographical region. The additional information disaggregated and disclosed for each mining operation has been provided by the group to facilitate comparability of mine performance.

(1) The Australia total assets include property, plant and equipment, cash, leased assets, inventory and others assets which the group is unable to allocate and disaggregate on a reasonable basis between the different mining operations within the Australia geographical region, as some of these assets represent shared assets between the mining operations within such region.

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
20

Notes
for the three months ended 31 March 2023

1 Basis of preparation

The condensed consolidated interim financial statements in this report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. While AngloGold Ashanti has prepared condensed consolidated interim financial statements for the three months ended 31 March 2023, its normal reporting periods remain unchanged. Accordingly, the group prepares condensed consolidated interim financial statements for the six months ended 30 June and 31 December, and annual financial statements for the year ended 31 December. The group’s accounting policies used in the preparation of these condensed consolidated interim financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2022, except for the adoption of new or amended standards applicable from 1 January 2023 which had no material impact on the financial statements of the group.

The condensed consolidated interim financial statements of AngloGold Ashanti Limited (“AngloGold Ashanti” or the “Company”) have been prepared in compliance with the framework concepts and the measurement and recognition requirements of the International Financial Reporting Standards (“IFRS”), IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”), the South African Institute of Chartered Accountants (“SAICA”) Financial Reporting Guides as issued by the Accounting Practices Committee, the Financial Reporting Pronouncements as issued by the Financial Reporting Standards Council and in the manner required by the South African Companies Act, No. 71 of 2008, for the preparation of financial information of the group for the three months ended 31 March 2023. These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto as at and for the year ended 31 December 2022.

2 Revenue

	Three months	Three months	Year
	ended	ended	ended
	Mar	Mar	Dec
	2023	2022	2022
US Dollar million	Unaudited	Unaudited	Audited

Gold income	1,007	1,016	4,388
By-products	21	36	113
Revenue from product sales	1,028	1,052	4,501

3 Cost of sales

	Three months	Three months	Year
	ended	ended	ended
	Mar	Mar	Dec
	2023	2022	2022
US Dollar million	Unaudited	Unaudited	Audited

Cash operating costs (1)	632	559	2,554
Royalties	45	43	185
Other cash costs	4	3	14
Total cash costs	681	605	2,753
Retrenchment costs	1	2	6
Rehabilitation and other non-cash costs	12	(4)	—
Amortisation of tangible assets	123	115	551
Amortisation of right of use assets	17	19	81
Amortisation of intangible assets	—	—	1
Inventory change	5	20	(30)
	839	757	3,362

(1) Cash operating costs for the first quarter of 2023 was $73m higher compared to the first quarter of 2022. This increase was mainly due to continued inflation and input price increases which did not peak until the second and third quarters of 2022, and higher waste stripping costs at Tropicana in line with expectations, partly offset by weaker exchange rates against the US Dollar.

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
21

4 Finance costs and unwinding of obligations

	Three months	Three months	Year
	ended	ended	ended
	Mar	Mar	Dec
	2023	2022	2022
US Dollar million	Unaudited	Unaudited	Audited

Finance costs - borrowings	28	25	108
Finance costs - leases	3	3	11
Unwinding of obligations	11	4	30
	42	32	149

The interest included within finance costs is calculated at effective interest rates.

5 Share of associates and joint ventures’ profit

	Three months	Three months	Year
	ended	ended	ended
	Mar	Mar	Dec
	2023	2022	2022
US Dollar million	Unaudited	Unaudited	Audited

Revenue	136	144	629
Operating costs and other expenses	(90)	(98)	(393)
Net interest (paid) received	(3)	2	4
Profit (loss) before taxation	43	48	240
Taxation	(12)	(13)	(73)
Profit (loss) after taxation	31	35	167
Impairment of investment in joint venture	—	—	(1)
Share of associates and joint ventures’ profit	31	35	166

6 Taxation

Income tax uncertainties
AngloGold Ashanti operates in numerous countries around the world and accordingly is subject to, and pays annual income taxes under, the various income tax regimes in the countries in which it operates. Some of these tax regimes are defined by contractual agreements with local government, and others are defined by the general corporate income tax laws of the country. The group has historically filed, and continues to file, all required income tax returns and to pay the taxes reasonably determined to be due. In some jurisdictions, tax authorities are yet to complete their assessments for previous years. The tax rules and regulations in many countries are highly complex and subject to interpretation. From time to time, the group is subject to a review of its historic income tax filings and in connection with such reviews, disputes can arise with the tax authorities over the interpretation or application of certain rules in respect of the group’s business conducted within the country involved. Significant judgement is required in determining the worldwide provisions for income taxes due to the complexity of legislation. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business.

Irrespective of whether potential economic outflows of matters have been assessed as probable or possible, individually significant matters are included below, to the extent that disclosure does not prejudice the group.

Argentina - Cerro Vanguardia SA
The Argentina Tax Authority has challenged the deduction of certain hedge losses, with tax and penalties amounting to $4m (Mar 2022: $6m; Dec 2022: $4m). Management has appealed this matter which has been heard by the Tax Court, with final evidence submitted in 2017. The matter is pending and judgement is expected in the next 24 months as at 31 March 2023. Management is of the opinion that the hedge losses were claimed correctly and no provision has therefore been made.

Brazil - AGA Mineração and Serra Grande
The Brazil Tax Authority has challenged various aspects of the companies’ tax returns for periods from 2005 to 2016 which individually and in aggregate are not considered to be material. Based on engagement with the Brazil Tax Authority, certain amounts have been allowed and assessments reduced, whilst objections have been lodged against the remainder of the findings. In December 2019, Serra Grande received a tax assessment of $24m (Mar 2022: $23m; Dec 2022: $23m) relating to the amortisation of goodwill on the acquisition of mining interests, which is permitted as a tax deduction when the acquirer is a domiciled entity. Management is of the opinion that the Brazil Tax Authority is unlikely to succeed in this matter. This is supported by external legal advice and therefore no provision has been made.

Colombia - La Colosa and Gramalote
The tax treatment of exploration expenditure has been challenged by the Colombian Tax Authority which resulted in claims for taxes and penalties of $13m (Mar 2022: $81m; Dec 2022: $42m) pertaining to the 2010 to 2014 tax years.

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
22

6 Taxation (continued)

These assessments were appealed in 2016 (in the case of La Colosa) and resulted in adverse judgements in the Administrative Court of Cundinamarca in 2018, which were subsequently appealed by AngloGold Ashanti. The deduction of exploration costs is prohibited from 2017 onwards following a change in legislation. Subsequent to this date, exploration costs have been treated in accordance with the amended legislation. In July 2019, the Supreme Administrative Court issued a ruling that duplicate penalties may not be charged. The impact of the ruling is that certain penalties were waived.

During November 2022, the Supreme Administrative Court issued final rulings on the tax treatment of exploration expenditure pertaining to the 2010 and 2011 tax years and partially allowed the tax claims against AngloGold Ashanti as submitted. The rulings, which included tax and interest, cannot be appealed and resulted in tax liabilities of $34m being provided for in 2022. However, the Supreme Administrative Court fully waived penalties related to the 2010 and 2011 tax years. A revised tax reform was adopted in December 2022 in Colombia, which may lead to a reduction of interest charged on outstanding tax obligations in certain circumstances. In February 2023, the Company paid $25m (which includes interest), after taking into account a reduction of $6m in interest under the tax reform, in full settlement of the 2011 income and equity tax claims. In April 2023, the Company paid $3m (which includes interest), in full settlement of the 2010 income tax claim. The Company’s lawsuits with respect to its 2013 and 2014 tax returns are still pending before the Administrative Court of Cundinamarca. Penalties of $9m (Dec 2022: $8m) pertaining to the 2013 and 2014 tax years were not recognised as a provision and are considered to be contingent, awaiting judgement from the Courts.

Guinea - Siguiri
The Guinea Tax Authority has challenged certain aspects of Société AngloGold Ashanti de Guinée S.A.'s tax return for the 2010 year of assessment totalling $8m (attributable) (Mar 2022: $8m (attributable); Dec 2022: $8m (attributable)). Management has objected to the assessment. However, provision has been made for a portion of the total claims amounting to $2m (attributable) (Mar 2022: $2m (attributable); Dec 2022: $2m (attributable)). A meeting was held in February 2022 under the Minister of Budget Tax advisor’s chairmanship, calling for the formation of a tripartite committee to review the claim and resolve the issue. Members from government were appointed to the committee, but no meetings have been held to date.

Mali - Yatela and AGA Mali Services
The Mali Tax Authority has challenged various aspects of Société des Mines de Yatela S.A. and Société AngloGold Ashanti Mali S.A.'s tax returns for periods of 2012 to 2019 totalling $3m (attributable) (Mar 2022: $4m (attributable); Dec 2022: $4m (attributable)). In April 2023, the Mali Tax Authority abandoned all claims for the periods 2017 to 2019, except for a portion of corporate tax claims of $0.4m. Management is of the opinion that the Mali Tax Authority is unlikely to succeed in the tax matters and therefore no provision has been made.

Tanzania - Geita Gold Mine
The Tanzania Revenue Authority has raised audit findings on various tax matters for years from 2009 to 2021 amounting to $318m (Mar 2022: $293m; Dec 2022: $318m). In addition, the Tanzania Revenue Authority has issued Agency Notices on various local bank accounts of the Company in Tanzania, enforcing payments from those bank accounts, despite the matters being on appeal. In order to continue operating its bank accounts and to not impact operations, Geita made payments under protest for which a receivable of $24m (Mar 2022: $25m; Dec 2022: $24m) was raised. Management has objected and appealed through various levels of the administrative processes. Management has obtained external legal advice and is of the opinion that the claims of the Tanzania Revenue Authority are unlikely to succeed.

In addition, it should be noted that amendments passed to Tanzanian legislation in 2017 amended the 2010 Mining Act and new Finance Act. Effective from 1 July 2017, the gold mining royalty rate increased to 6% (from 4%) and further a 1% clearing fee on the value of all minerals exported was imposed. The group has been paying the higher royalty and clearing fees since this date, under protest, and is of the view that this is in contravention of its Mining Development Agreement.

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
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7 Borrowings and Lease Liabilities

AngloGold Ashanti’s borrowings are interest bearing.

	As at	As at	As at
	Mar	Mar	Dec
	2023	2022	2022
US Dollar million	Unaudited	Unaudited	Audited

Change in liabilities arising from financing activities:

Reconciliation of borrowings (excluding lease liabilities)
A reconciliation of the total borrowings included in the statement of financial position is set out in the following table:

Opening balance	1,983	1,909	1,909
Proceeds from borrowings	5	40	266
Repayment of borrowings	(50)	—	(184)
Finance costs paid on borrowings	(19)	(13)	(89)
Interest charged to the income statement	26	23	97
Deferred loan fees	—	—	(8)
Translation	—	1	(8)
Closing balance	1,945	1,960	1,983

Reconciliation of finance costs paid (excluding lease finance costs)
A reconciliation of the finance costs paid included in the statement of cash flows is set out in the following table:

Finance costs paid on borrowings	19	13	89
Capitalised finance cost	—	—	(2)
Commitment fees, environmental guarantees fees and other	3	2	12
Total finance costs paid	22	15	99

Reconciliation of lease liabilities
Opening balance	186	185	185
Lease liabilities recognised	17	35	90
Repayment of lease liabilities	(22)	(20)	(82)
Finance costs paid on lease liabilities	(2)	(2)	(10)
Interest charged to the income statement	2	3	11
Modifications and terminations	(1)	(3)	(7)
Translation	(1)	8	(1)
Closing balance	179	206	186

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
24

8 Cash generated from operations

	Three months	Three months	Year
	ended	ended	ended
	Mar	Mar	Dec
	2023	2022	2022
US Dollar million	Unaudited	Unaudited	Audited

Profit (loss) before taxation	92	218	489
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts	6	—	6
Amortisation of tangible and right of use assets	140	134	632
Amortisation of intangible assets	—	—	1
Finance costs and unwinding of obligations	42	32	149
Environmental rehabilitation, silicosis and other provisions	(4)	(26)	(85)
Impairment, derecognition of assets and loss (profit) on disposal	2	1	308
Other expenses (income)	6	13	9
Profit (loss) on sale of assets	(1)	—	(8)
Interest income	(26)	(13)	(81)
Share of associates and joint ventures’ loss (profit)	(31)	(35)	(166)
Other non-cash movements	(8)	15	25
Other exchange losses (1)	25	18	102
Movements in working capital	(151)	(99)	(137)
	92	258	1,244

Movements in working capital:
(Increase) decrease in inventories	(15)	(4)	(54)
(Increase) decrease in trade and other receivables	(34)	(14)	(149)
Increase (decrease) in trade, other payables and provisions	(102)	(81)	66
	(151)	(99)	(137)
(1) Other exchange losses, which were previously reported as part of other non-cash movements, are now being reported separately. The reclassification had no impact on any reported totals or on any amounts presented in the annual financial statements for the year ended 31 December 2022.

9    Financial risk management activities

Fair value
Fair value is determined using valuation techniques as outlined below, unless the instrument is traded in an active market. Where possible, inputs are based on quoted prices and other market determined variables.

Fair value hierarchy

The group uses the following hierarchy for determining and disclosing the fair value of financial instruments:

Level 1:    quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2:    inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); and
Level 3:    inputs for the asset or liability that are not based on observable market data (unobservable inputs).

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9    Financial risk management activities (continued)

The table below represents financial instruments measured at fair value at the reporting date, or for which fair value is disclosed at 31 March 2023.

	Fair value	Carrying value	Fair value	Carrying value
	As at Mar	As at Mar	As at Dec	As at Dec
Financial instrument	2023	2023	2022	2022	Valuation method	Significant inputs	Fair value hierarchy of inputs
At fair value through profit and loss
Deferred compensation asset (1)	12	12	12	12	Probability weighted discounted cash flow	$260 per ounce payable on all underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) in excess of 250,000 ounces per annum for 6 years commencing 1 January 2021, following the disposal of these operations to Harmony Gold Company Limited (Harmony).	Level 3
Derivative financial liability -crude oil forward contracts and gold zero cost collar contracts (2)	12	12	6	6	Black-Scholes-Merton option pricing model	Forward and spot prices, the number of outstanding barrels of oil and outstanding number of ounces of gold on open contracts, risk free rates and volatilities.	Level 2
At fair value through other comprehensive income
Listed equity investments	—	—	2	2			Level 1
At amortised cost
Borrowings - Rated bonds	1,587	1,740	1,578	1,735
Borrowings - Revolving Credit Facilities	205	205	248	248

(1) Included in the statement of financial position in non-current trade, other receivables and other assets.
(2) Included in the statement of financial position in current trade, other payables and provisions.

Reconciliation of deferred compensation asset

A reconciliation of the deferred compensation asset included in the statement of financial position is set out in the following table:

	As at	As at
	Mar	Dec
	2023	2022
US Dollar million	Unaudited	Audited
Opening balance	12	25
Unwinding of the deferred compensation asset	—	1
Changes in estimates - fair value adjustments (1)	—	(13)
Translation	—	(1)
Closing balance	12	12

(1) Included in the income statement in foreign exchange and fair value adjustments

Sensitivity analysis
A reasonably possible change in the number of ounces used in the weighted probability calculation would not have a material impact on the fair value of the deferred compensation asset.

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10 Capital commitments

	As at	As at	As at
	Mar	Mar	Dec
	2023	2022	2022
US Dollar million	Unaudited	Unaudited	Audited

Orders placed and outstanding on capital contracts at the prevailing rate of exchange	175	192	178

Liquidity and capital resources

To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowings (in the form of bonds and credit facilities). As part of the management of liquidity, funding and interest rate risk, the group regularly evaluates market conditions and may enter into transactions, from time to time, to repurchase outstanding debt, pursuant to open market purchases, privately negotiated transactions, tender offers or other means.

Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment, exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.

The credit facilities and other finance arrangements contain financial covenants and other similar undertakings. To the extent that external borrowings are required, the group’s covenant performance indicates that existing financing facilities will be available to meet the above commitments. The financing facilities which mature in the near future are disclosed in current liabilities. The group believes that sufficient measures are in place to ensure that these facilities can be refinanced.

11 Contractual commitments and contingencies

AngloGold Ashanti’s material contingent liabilities and assets at 31 March 2023 and 31 December 2022 are detailed below:

Litigation claims

Litigation - AngloGold Ashanti (Ghana) Limited (AGAG) received a summons on 2 April 2013 from Abdul Waliyu and 152 others in which the plaintiffs allege that they were or are residents of the Obuasi municipality or its suburbs and that their health has been adversely affected by emission and/or other environmental impacts arising in connection with the current and/or historical operations of the Pompora Treatment Plant (PTP), which was decommissioned in 2000. The plaintiffs’ alleged injuries include respiratory infections, skin diseases and certain cancers. In April 2023, the court dismissed the matter for want of prosecution by the plaintiffs. On 24 February 2014, executive members of the PTP (AGAG) Smoke Effect Association (PASEA), sued AGAG by themselves and on behalf of their members (undisclosed number) on grounds similar to those discussed above, as well as economic hardships as a result of constant failure of their crops. This matter has been adjourned indefinitely. AGAG is taking steps to have this matter dismissed for want of prosecution. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGAG’s obligation in this matter.

Litigation - On 27 March 2023, Altius Royalty Corporation ("Altius") initiated arbitration proceedings in Vancouver, B.C., Canada against AngloGold Ashanti North America Inc. ("AGANA") regarding the geographic scope of a 1.5 percent net smelter returns royalty. Altius asserts the royalty should be broadly interpreted to cover nearly all claims controlled by AGANA in the Beatty, Nevada mining district, including claims related to the Silicon Project as well as claims recently acquired as part of the Corvus Gold Inc. and Coeur Sterling, Inc. acquisitions. AGANA intends to vigorously defend against Altius' claims. Arbitrators have been selected by the parties and it is anticipated that an initial procedural conference will be scheduled in the near future. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for AGANA’s obligation in this matter.

Tax claims

For a discussion on tax claims and tax uncertainties refer to note 6.

12 Announcements and subsequent events

AngloGold Ashanti Limited announces a corporate restructuring and a change to domicile and primary listing location
On 12 May 2023, AngloGold Ashanti Limited announced a change in the group’s corporate structure whereby it will be domiciled in the United Kingdom (“UK”) with a primary listing on the New York Stock Exchange (“NYSE”) and secondary listings on the Johannesburg Stock Exchange (“JSE”) and A2X Markets (“A2X”) in South Africa and on the Ghana Stock Exchange (“GhSE”) in Ghana.

A number of inter-conditional steps will be taken to implement the corporate restructuring (collectively, the “Proposed Transaction”), including:
•A new UK incorporated company, AngloGold Ashanti (UK) Limited (to be re-registered as a public limited company and renamed AngloGold Ashanti plc) (“AngloGold Ashanti plc”), will make an offer to purchase 100 percent of AngloGold Ashanti Holdings plc which, upon acceptance of the offer, will result in AngloGold Ashanti plc holding all of AngloGold Ashanti Limited’s operations and assets located outside South Africa;

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•AngloGold Ashanti plc will then acquire all the issued shares of AngloGold Ashanti Limited in exchange for the issue of new AngloGold Ashanti plc ordinary shares through a scheme of arrangement in terms of section 114 of the South African Companies Act, No. 71 of 2008 between AngloGold Ashanti Limited and its shareholders (the “Scheme”); and
•Upon implementation of the Scheme, AngloGold Ashanti Limited shares will be delisted from all the exchanges on which they are listed and AngloGold Ashanti plc will seek a primary listing on the NYSE, with secondary listings on the JSE, A2X and GhSE.

If successfully completed, the Proposed Transaction will result in:
•The new holding company, AngloGold Ashanti plc, owning all of AngloGold Ashanti Limited’s current assets with:
•The same underlying shareholders as AngloGold Ashanti Limited immediately prior to implementation of the Proposed Transaction;
•No change of economic substance to the group, save for the costs of implementation of the Proposed Transaction; and
•AngloGold Ashanti plc being subject to English company law.

The cost of the Proposed Transaction will be funded from available cash resources and existing debt facilities. The implementation of the Proposed Transaction is subject to the fulfilment or waiver of certain conditions precedent.

Voluntary delisting from ASX
On 12 May 2023, AngloGold Ashanti Limited announced that the Company has requested and received formal approval from the Australian Securities Exchange (“ASX”) to be removed from the official list of ASX pursuant to ASX Listing Rule 17.11 (Delisting). The Company expects that the Delisting will occur on Tuesday, 27 June 2023. The Company’s CHESS Depositary Interests (“CDIs”) are expected to be suspended and cease to trade on the ASX at the close of trade on Friday, 23 June 2023 (being two business days before the Delisting).

Board of Directors Changes
On 29 May 2023, the Company announced the appointment of Ms. Diana Sands and Ms. Jinhee Magie as independent non-executive directors of the Company with effect from 1 June 2023. Ms. Sands serves as a member of the Remuneration and Human Resources Committee and Social, Ethics and Sustainability Committee and Ms. Magie serves as a member of the Audit and Risk Committee and Investment Committee.

Executive Committee Changes
Mr. Ludwig Eybers will be retiring from his role as Chief Operating Officer of the Company and a member of the Executive Committee on 30 June 2023. From 1 July 2023, Mr. Marcelo Godoy, Chief Technology Officer of the Company and a member of the Executive Committee, will assume the responsibilities of Mr. Eybers as Interim Chief Operating Officer. Mr. Eybers will be retiring from the Company in December 2023 and until such time he will continue to work with Mr. Godoy as the Company concludes a search for his successor.

By order of the Board

M RAMOS A CALDERON              G DORAN
Chairman Chief Executive Officer Chief Financial Officer

23 June 2023

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Non-GAAP disclosure

From time to time AngloGold Ashanti Limited may publicly disclose certain “Non-GAAP” financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.

The financial items “total cash costs net of by-product revenue”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in-costs per ounce” and “average gold price received per ounce” have been determined using industry guidelines and practices and are not measures under IFRS. An investor should not consider these items in isolation or as alternatives to cost of sales, profit/(loss) applicable to equity shareholders, profit/(loss) before taxation, cash flows from operating activities or any other measure of financial performance presented in accordance with IFRS or as an indicator of the group’s performance. The group uses certain Non-GAAP performance measures and ratios in managing the business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative to, the reported operating results or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures that other companies use.

All-in sustaining costs and all-in costs

During 2018, the World Gold Council (WGC), an industry body, published a revised Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, which gold mining companies can use to supplement their overall Non-GAAP disclosure. The WGC worked closely with its members (including AngloGold Ashanti Limited) to develop these Non-GAAP measures which are intended to provide further transparency into the full cost associated with producing gold. It is expected that these metrics, in particular, the “all-in sustaining cost” and “all-in cost” metrics which we provide herein, will be helpful to investors, governments, local communities and other stakeholders in understanding the economics of gold mining.

“All-in sustaining costs” is a Non-GAAP measure which is an extension of the existing “total cash costs net of by-product revenue” metric and incorporates all costs related to sustaining production and in particular, recognises sustaining capital expenditures associated with developing and maintaining gold mines. In addition, this metric includes the cost associated with Corporate Office structures that support these operations, the community and environmental rehabilitation costs attendant with responsible mining and any exploration and evaluation cost associated with sustaining current operations. “All-in sustaining costs per ounce” is arrived at by dividing the US Dollar value of this cost metric by the ounces of gold sold.

“All-in costs” is a Non-GAAP measure comprising “all-in sustaining costs” including additional costs which reflect the varying costs of producing gold over the life-cycle of a mine including costs incurred at new operations and costs related to growth projects at existing operations, which are expected to increase production. “All-in costs per ounce” is arrived at by dividing the US Dollar value of this cost metric by the ounces of gold sold.

Total cash costs net of by-product revenue

“Total cash costs net of by-product revenue” is calculated in accordance with the guidelines of the Gold Institute industry standard and industry practice and is a Non-GAAP measure. The Gold Institute, which has been incorporated into the National Mining Association, is a non-profit international association of miners, refiners, bullion suppliers and manufacturers of gold products, which developed a uniform format for reporting total cash costs on a per ounce basis. The guidance was first adopted in 1996 and revised in November 1999.

“Total cash costs net of by-product revenue” as calculated and reported by AngloGold Ashanti Limited include costs for all mining, processing, onsite administration costs, royalties and production taxes, as well as contributions from by-products, but exclude amortisation of tangible, intangible and right of use assets, rehabilitation costs and other non-cash costs, retrenchment costs, corporate administration, marketing and related costs, capital costs and exploration costs. “Total cash costs per ounce” is calculated by dividing attributable total cash costs net of by-product revenue by attributable ounces of gold produced.

Average gold price received per ounce

“Average gold price received per ounce” is a Non-GAAP measure which gives an indication of revenue earned per ounce of gold sold and includes gold income and realised non-hedge derivatives in its calculation and serves as a benchmark of performance against the market spot gold price. This metric is calculated by dividing attributable gold income (“price received”) by attributable ounces of gold sold.

While the Gold Institute provided definitions for the calculation of “total cash costs net of by-product revenue” and the WGC published a Guidance Note on “all-in sustaining costs” and “all-in costs” metrics, the calculation of “total cash costs net of by-product revenue”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs” and “all-in costs per ounce” may vary significantly among gold mining companies, and by themselves do not necessarily provide a basis for comparison with other gold mining companies. However, we believe that “total cash costs net of by-product revenue”, “all-in sustaining costs” and “all-in costs” in total by mine and per ounce by mine as well as “average gold price received per ounce” are useful indicators to investors and management as they provide:

•an indication of profitability, efficiency and cash flows;
•the trend in costs as the mining operations mature over time on a consistent basis; and
•an internal benchmark of performance to allow for comparison against other mines, both within the AngloGold Ashanti group and at other gold mining companies.

Management prepares its internal management reporting documentation, for use and decision making by the Chief Operating Decision Maker (CODM), on an attributable basis. The key metrics are based on the attributable ounces, gold income, “total cash costs net of by- product revenue”, “all-in costs” and “all-in sustaining costs” from each operation and as a consequence includes our share of the “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” of our joint ventures that are accounted for under the equity method. In a capital intensive industry, this basis allows management to make operating and resource allocation decisions on a comparable basis between mining operations irrespective of whether they are consolidated or accounted for under the equity method. This basis of

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calculating the metrics, where costs should be reported on the same basis as sales (i.e., if sales are reported on an attributable basis, then costs should be reported on an attributable basis), is also consistent with the WGC’s Guidance Note on “all-in sustaining costs” and “all-in costs” metrics.

Although we have shareholder rights and board representation commensurate with our ownership interests in our equity-accounted joint ventures and review the underlying operating results including “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” with them at each reporting period, we do not have direct control over their operations or resulting revenue and expenses, nor do we have a proportionate legal interest in each financial statement line item. Our use of “total cash costs net of by-product revenue”, “all-in costs” and “all-in sustaining costs” on an attributable basis, is not intended to imply that we have any such control or proportionate legal interest, but rather to reflect the Non-GAAP measures on a basis consistent with our internal and external segmental reporting.

Reconciliations

A reconciliation of gold income as included in our unaudited condensed consolidated interim financial statements for the three months ended 31 March 2023 to “average gold price received per ounce” for each of the three-month periods ended 31 March 2023 and 2022 and the year ended 31 December 2022 is presented on a total basis in Note A.

A reconciliation of cost of sales as included in our unaudited condensed consolidated interim financial statements for the three months ended 31 March 2023 to “all-in sustaining costs”, “all-in sustaining costs per ounce”, “all-in costs”, “all-in costs per ounce”, “total cash costs net of by-product revenue” and “total cash costs per ounce” for each of the three-month periods ended 31 March 2023 and 2022 and the year ended 31 December 2022 is presented on a total and segment basis in Note B. In addition, we have provided detail of the attributable ounces of gold produced and sold by mine for each of those periods below.

A    Average gold price received per ounce

	Three months	Three months	Year
	ended	ended	ended
	Mar	Mar	Dec
	2023	2022	2022
US Dollar million	Unaudited	Unaudited	Unaudited

Gold income (note 2)	1,007	1,016	4,388
Realised gain on non-hedge derivatives	1	—	—
Adjusted for non-controlling interests	(29)	(30)	(112)
	979	986	4,276
Associates and joint ventures’ share of gold income including realised non-hedge derivatives	126	137	596
Attributable gold income including realised non-hedge derivatives	1,105	1,123	4,872

Attributable gold sold - oz (000)	583	597	2,717
Average gold price received per ounce - $/oz	1,895	1,881	1,793

Rounding of figures may result in computational discrepancies.

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B    Summary of operations by mine

For the quarter ended 31 March 2023

Corporate and other
(in $ millions, except as otherwise noted)

Corporate(5)
All-in sustaining costs
Cost of sales per segmental information (4)	(3)
By-product revenue	—
Cost of sales	(3)
Realised other commodity contracts	2
Amortisation of tangible, right of use and intangible assets	(1)
Adjusted for decommissioning and inventory amortisation	—
Corporate administration, marketing and related expenses	20
Lease payment sustaining	—
Sustaining exploration and study costs	—
Total sustaining capital expenditure	—
All-in sustaining costs	18
Adjusted for non-controlling interests and non - gold producing companies (1)	—
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	18
All-in sustaining costs	18
Non-sustaining project capital expenditure	—
Non-sustaining lease payments	—
Non-sustaining exploration and study costs	—
Care and maintenance	—
Closure and social responsibility costs not related to current operations	1
Other provisions	1
All-in costs	20
Adjusted for non-controlling interests and non - gold producing companies (1)	—
All-in costs adjusted for non-controlling interest and non-gold producing companies	20
Gold sold - oz (000)(2)	—
All-in sustaining cost per ounce - $/oz(3)	—
All-in cost per ounce - $/oz(3)	—

(1) Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2) Attributable portion.
(3) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4) Refer to Segmental reporting.
(5) Corporate includes non-gold producing subsidiaries.
Rounding of figures may result in computational discrepancies.

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For the quarter ended 31 March 2023

Corporate and other
(in $ millions, except as otherwise noted)

CORPORATE(5)
Total cash costs
Cost of sales per segmental information (4)	(3)
- By-product revenue	—
- Inventory change	—
- Amortisation of tangible assets	(1)
- Amortisation of right of use assets	—
- Amortisation of intangible assets	—
- Rehabilitation and other non-cash costs	—
- Retrenchment costs	—
Total cash costs net of by-product revenue	(4)
Adjusted for non-controlling interests and non-gold producing companies	—
Total cash costs adjusted for non-controlling interests and non-gold producing companies	(4)
Gold produced - oz (000)(2)	—
Total cash costs per ounce - $/oz(3)	—

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For the quarter ended 31 March 2023

Operations Africa
(in $ millions, except as otherwise noted)

	AFRICA			AFRICA
	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries
All-in sustaining costs
Cost of sales per segmental information(4)	84	—	84	93	87	134	146	—	460
By-product revenue	(1)	—	(1)	—	—	—	—	—	—
Cost of sales	83	—	83	93	87	134	146	—	460
Realised other commodity contracts	—	—	—	—	—	—	—	—	—
Amortisation of tangible, right of use and intangible assets	(21)	—	(21)	(41)	(14)	(9)	(17)	—	(81)
Adjusted for decommissioning and inventory amortisation	—	—	—	(1)	—	—	—	—	(1)
Corporate administration, marketing and related expenses	—	—	—	—	—	—	—	—	—
Lease payment sustaining	3	—	3	1	—	—	6	—	7
Sustaining exploration and study costs	1	—	1	1	—	1	2	(1)	3
Total sustaining capital expenditure	12	—	12	21	21	5	29	—	76
All-in sustaining costs	78	—	78	74	94	131	166	(1)	464
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	—	(20)	—	—	(20)
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	78	—	78	74	94	111	166	(1)	444
All-in sustaining costs	78	—	78	74	94	131	166	(1)	464
Non-sustaining project capital expenditure	7	—	7	16	15	1	8	—	40
Non-sustaining lease payments	—	—	—	—	—	—	1	—	1
Non-sustaining exploration and study costs	—	—	—	—	—	2	—	1	3
Care and maintenance	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	1	—	1	—	3	—	—	—	3
Other provisions	—	—	—	—	—	—	—	(1)	(1)
All-in costs	86	—	86	90	112	134	175	(1)	510
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	(20)	—	—	(20)
All-in costs adjusted for non-controlling interest and non-gold producing companies	86	—	86	90	112	114	175	(1)	490
Gold sold - oz (000)(2)	66	—	66	63	69	68	107	—	307
All-in sustaining cost per ounce - $/oz (3)	1,162	—	1,162	1,171	1,366	1,637	1,541	—	1,446
All-in cost per ounce - $/oz(3)	1,288	—	1,293	1,433	1,616	1,666	1,631	—	1,594

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For the quarter ended 31 March 2023

Operations Africa
(in $ millions, except as otherwise noted)
	AFRICA			AFRICA
	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries
Total cash costs
Cost of sales per segmental information(4)	84	—	84	93	87	134	146	—	460
- By-product revenue	(1)	—	(1)	—	—	—	—	—	—
- Inventory change	1	—	1	—	(6)	(8)	(11)	—	(25)
- Amortisation of tangible assets	(21)	—	(21)	(40)	(14)	(9)	(13)	—	(76)
- Amortisation of right of use assets	—	—	—	(1)	—	—	(4)	—	(5)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	2	—	2	(2)	(2)	(1)	(1)	1	(5)
- Retrenchment costs	—	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	65	—	65	50	65	116	117	1	349
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	—	(18)	—	—	(18)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	65	—	65	50	65	98	117	1	331
Gold produced - oz (000)(2)	64	—	64	63	60	64	98	—	284
Total cash costs per ounce - $/oz(3)	1,019	—	1,019	803	1,085	1,537	1,196	—	1,161

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For the quarter ended 31 March 2023

Operations Australia, Americas and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS					PROJECTS
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
All-in sustaining costs
Cost of sales per segmental information(4)	100	89	7	196	78	74	34	—	186	—
By-product revenue	—	(1)	—	(1)	(19)	(1)	—	—	(20)	—
Cost of sales	100	88	7	195	59	73	34	—	166	—
Realised other commodity contracts	—	—	—	—	—	—	—	—	—	—
Amortisation of tangible, right of use and intangible assets	(13)	(17)	—	(30)	(9)	(13)	(6)	—	(28)	—
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	5	—	—	5	—
Corporate administration, marketing and related expenses	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	3	3	—	6	—	9	1	—	10	—
Sustaining exploration and study costs	1	—	—	1	2	(1)	—	—	1	—
Total sustaining capital expenditure	13	10	—	23	14	34	12	—	60	—
All-in sustaining costs	104	84	7	195	66	107	41	—	214	—
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(5)	—	—	—	(5)	—
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	104	84	7	195	61	107	41	—	209	—
All-in sustaining costs	104	84	7	195	66	107	41	—	214	—
Non-sustaining project capital expenditure	—	22	—	22	—	—	—	—	—	6
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	—	1	5	6	1	1	—	1	3	30
Care and maintenance	—	—	—	—	—	—	—	—	—	1
Closure and social responsibility costs not related to current operations	—	—	—	—	—	2	1	—	3	—
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	104	107	12	223	67	110	42	1	220	37
Adjusted for non-controlling interests and non-gold producing companies(1)	—	—	—	—	(5)	—	—	—	(5)	—
All-in costs adjusted for non-controlling interest and non-gold producing companies	104	107	12	223	62	110	42	1	215	37
Gold sold - oz (000)(2)	64	61	—	125	40	30	15	—	85	—
All-in sustaining cost per ounce - $/oz(3)	1,616	1,382	—	1,564	1,503	3,613	2,780	—	2,446	—
All-in cost per ounce - $/oz(3)	1,623	1,762	—	1,787	1,533	3,719	2,801	—	2,508	—

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For the quarter ended 31 March 2023

Operations Australia, Americas and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS					PROJECTS
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
Total cash costs
Cost of sales per segmental information(4)	100	89	7	196	78	74	34	—	186	—
- By-product revenue	—	(1)	—	(1)	(19)	(1)	—	—	(20)	—
- Inventory change	(5)	6	—	1	1	17	1	—	19	—
- Amortisation of tangible assets	(10)	(15)	—	(25)	(9)	(7)	(5)	—	(21)	—
- Amortisation of right of use assets	(3)	(2)	—	(5)	—	(6)	(1)	—	(7)	—
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(1)	(1)	—	(2)	(2)	(1)	—	(1)	(4)	—
- Retrenchment costs	—	—	—	—	—	(1)	(1)	1	(1)	—
Total cash costs net of by-product revenue	81	76	7	164	49	75	28	—	152	—
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(4)	—	—	—	(4)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	81	76	7	164	45	75	28	—	148	—
Gold produced - oz (000)(2)	61	64	—	125	42	54	15	—	111	—
Total cash costs per ounce - $/oz(3)	1,317	1,190	—	1,309	1,077	1,390	1,855	—	1,338	—

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
36

For the quarter ended 31 March 2023

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs

Cost of sales per segmental information (4)	84	839
By-product revenue	(1)	(21)
Cost of sales	83	818
Realised other commodity contracts	—	2
Amortisation of tangible, right of use and intangible assets	(21)	(140)
Adjusted for decommissioning and inventory amortisation	—	4
Corporate administration, marketing and related expenses	—	20
Lease payment sustaining	3	23
Sustaining exploration and study costs	1	5
Total sustaining capital expenditure	12	159
All-in sustaining costs	78	891
Adjusted for non-controlling interests and non -gold producing companies (1)	—	(25)
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	78	866
All-in sustaining costs	78	891
Non-sustaining project capital expenditure	7	68
Non-sustaining lease payments	—	1
Non-sustaining exploration and study costs	—	42
Care and maintenance	—	1
Closure and social responsibility costs not related to current operations	1	7
Other provisions	—	—
All-in costs	86	1,010
Adjusted for non-controlling interests and non -gold producing companies (1)	—	(25)
All-in costs adjusted for non-controlling interests and non-gold producing companies	86	985
Gold sold - oz (000)(2)	66	517
All-in sustaining cost per ounce - $/oz (3)	1,162	1,678
All-in cost per ounce - $/oz(3)	1,293	1,906

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
37

For the quarter ended 31 March 2023

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Total cash costs
Cost of sales per segmental information (4)	84	839
- By-product revenue	(1)	(21)
- Inventory change	1	(5)
- Amortisation of tangible assets	(21)	(123)
- Amortisation of right of use assets	—	(17)
- Amortisation of intangible assets	—	—
- Rehabilitation and other non-cash costs	2	(12)
- Retrenchment costs	—	(1)
Total cash costs net of by-product revenue	65	660
Adjusted for non-controlling interests and non-gold producing companies (1)	—	(21)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	65	639
Gold produced - oz (000)(2)	64	521
Total cash costs per ounce - $/oz(3)	1,019	1,227

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
38

For the quarter ended 31 March 2022

Corporate and other
(in $ millions, except as otherwise noted)

CORPORATE(5)
All-in sustaining costs
Cost of sales per segmental information (4)	1
By-product revenue	—
Cost of sales	1
Amortisation of tangible, right of use and intangible assets	(1)
Adjusted for decommissioning and inventory amortisation	—
Corporate administration, marketing and related expenses	18
Lease payment sustaining	1
Sustaining exploration and study costs	—
Total sustaining capital expenditure	1
All-in sustaining costs	20
Adjusted for non-controlling interests and non-gold producing companies (1)	—
All-in sustaining costs adjusted for non-controlling interest and non-gold producing companies	20
All-in sustaining costs	20
Non-sustaining project capital expenditure	—
Non-sustaining lease payments	—
Non-sustaining exploration and study costs	—
Care and maintenance	—
Closure and social responsibility costs not related to current operations	2
Other provisions	—
All-in costs	22
Adjusted for non-controlling interests and non-gold producing companies (1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	22
Gold sold - oz (000)(2)	—
All-in sustaining cost per ounce - $/oz(3)	—
All-in cost per ounce - $/oz(3)	—

(1) Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2) Attributable portion.
(3) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4) Refer to Segmental reporting.
(5) Corporate includes non-gold producing subsidiaries.
Rounding of figures may result in computational discrepancies.

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
39

For the quarter ended 31 March 2022

Corporate and other
(in $ millions, except as otherwise noted)

CORPORATE(5)
Total cash costs
Cost of sales per segmental information (4)	1
- By- product revenue	—
- Inventory change	—
- Amortisation of tangible assets	(1)
- Amortisation of right of use assets	—
- Amortisation of intangible assets	—
- Rehabilitation and other non-cash costs	—
- Retrenchment costs	—
Total cash costs net of by-product revenue	—
Adjusted for non-controlling interests, non-gold producing companies and other (1)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	—
Gold produced - oz (000) (2)	—
Total cash costs per ounce - $/oz (3)	—

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
40

For the quarter ended 31 March 2022

Operations Africa
(in $ millions, except as otherwise noted)

	AFRICA		AFRICA
	Kibali	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries
All-in sustaining costs
Cost of sales per segmental information(4)	80	80	73	47	112	132	—	364
By-product revenue	—	—	—	—	—	(1)	—	(1)
Cost of sales	80	80	73	47	112	131	—	363
Amortisation of tangible, intangible and right of use assets	(22)	(22)	(18)	(5)	(11)	(21)	—	(55)
Adjusted for decommissioning and inventory amortisation	—	—	1	—	—	—	—	1
Corporate administration, marketing and related expenses	—	—	—	—	—	—	—	—
Lease payment sustaining	1	1	1	—	—	5	—	6
Sustaining exploration and study costs	—	—	—	—	—	2	—	2
Total sustaining capital expenditure	17	17	20	18	4	15	—	57
All-in sustaining costs	76	76	77	60	105	132	—	374
Adjusted for non-controlling interests and non-gold producing companies (1)	—	—	—	—	(16)	—	—	(16)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	76	76	77	60	89	132	—	358
All-in sustaining costs	76	76	77	60	105	132	—	374
Non-sustaining project capital expenditure	2	2	8	14	—	9	—	31
Non-sustaining lease payments	—	—	—	—	—	1	—	1
Non-sustaining exploration and study costs	1	1	—	1	1	2	—	4
Care and maintenance	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	—	—	—	(2)	—	—	—	(2)
Other provisions	—	—	—	—	—	—	—	—
All-in costs	79	79	85	73	106	144	—	408
Adjusted for non-controlling interests and non-gold producing companies (1)	—	—	—	—	(16)	—	—	(16)
All-in costs adjusted for non-controlling interests and non-gold producing companies	79	79	85	73	90	144	—	392
Gold sold - oz (000)(2)	73	73	55	38	71	102	—	266
All-in sustaining cost per ounce - $/oz(3)	1,037	1,037	1,390	1,585	1,262	1,301	—	1,348
All-in cost per ounce - $/oz(3)	1,086	1,089	1,532	1,931	1,275	1,418	—	1,475

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
41

For the quarter ended 31 March 2022

Operations Africa
(in $ millions, except as otherwise noted)
	AFRICA		AFRICA
	Kibali	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries
Total cash costs
Cost of sales per segmental information(4)	80	80	73	47	112	132	—	364
- By- product revenue	—	—	—	—	—	(1)	—	(1)
- Inventory change	3	3	(5)	(1)	(5)	(4)	—	(15)
- Amortisation of tangible assets	(21)	(21)	(17)	(5)	(11)	(16)	—	(49)
- Amortisation of right of use assets	(1)	(1)	(1)	—	—	(5)	—	(6)
- Amortisation of intangible assets	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	(1)	(1)	—	(1)	(1)	(1)	—	(3)
- Retrenchment costs	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	60	60	50	40	95	105	—	290
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(14)	—	—	(14)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	60	60	50	40	81	105	—	276
Gold produced - oz (000) (2)	76	76	51	38	68	97	—	254
Total cash costs per ounce - $/oz(3)	797	797	987	1,043	1,187	1,077	—	1,082

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
42

For the quarter ended 31 March 2022

Operations Australia, Americas and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS					PROJECTS
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
All-in sustaining costs
Cost of sales per segmental information(4)	88	84	7	179	68	105	38	2	213	—
By-product revenue	—	(1)	—	(1)	(26)	(8)	—	—	(34)	—
Cost of sales	88	83	7	178	42	97	38	2	179	—
Amortisation of tangible, intangible and right of use assets	(13)	(22)	(1)	(36)	(8)	(25)	(9)	—	(42)	—
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	(1)	(1)	—
Corporate administration, marketing and related expenses	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	3	3	—	6	—	7	1	—	8	—
Sustaining exploration and study costs	—	—	1	1	—	—	—	—	—	—
Total sustaining capital expenditure	11	7	—	18	9	54	13	—	76	—
All-in sustaining costs	89	71	7	167	43	133	43	1	220	—
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(3)	—	—	—	(3)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	89	71	7	167	40	133	43	1	217	—
All-in sustaining costs	89	71	7	167	43	133	43	1	220	—
Non-sustaining project capital expenditure	—	29	—	29	—	—	—	—	—	3
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	4	2	3	9	—	1	1	—	2	16
Care and maintenance	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	—	—	—	—	—	9	—	—	9	—
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	93	102	10	205	43	143	44	1	231	19
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(3)	(1)	—	—	(4)	1
All-in costs adjusted for non-controlling interests and non-gold producing companies	93	102	10	205	40	142	44	1	227	20
Gold sold - oz (000)(2)	59	67	—	126	42	68	22	—	132	—
All-in sustaining cost per ounce - $/oz(3)	1,516	1,061	—	1,324	970	1,928	1,973	—	1,635	—
All-in cost per ounce - $/oz(3)	1,589	1,508	—	1,625	970	2,075	2,000	—	1,717	—

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
43

For the quarter ended 31 March 2022

Operations Australia, Americas and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS					PROJECTS
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
Total cash costs
Cost of sales per segmental information(4)	88	84	7	179	68	105	38	2	213	—
- By-product revenue	—	(1)	—	(1)	(26)	(8)	—	—	(34)	—
- Inventory change	4	(1)	—	3	(6)	—	(2)	—	(8)	—
- Amortisation of tangible assets	(10)	(20)	—	(30)	(8)	(19)	(8)	—	(35)	—
- Amortisation of right of use assets	(3)	(2)	(1)	(6)	—	(6)	(1)	—	(7)	—
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	1	2	—	3	2	2	—	—	4	—
- Retrenchment costs	—	—	—	—	(1)	(1)	—	—	(2)	—
Total cash costs net of by-product revenue	80	62	6	148	29	73	27	2	131	—
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(2)	—	—	—	(2)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	80	62	6	148	27	73	27	2	129	—
Gold produced - oz (000)(2)	61	66	—	127	41	70	20	—	131	—
Total cash costs per ounce - $/oz(3)	1,296	948	—	1,160	659	1,044	1,375	—	975	—

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
44

For the quarter ended 31 March 2022

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs
Cost of sales per segmental information(4)	80	757
By-product revenue	—	(36)
Cost of sales	80	721
Amortisation of tangible, intangible and right of use assets	(22)	(134)
Adjusted for decommissioning and inventory amortisation	—	—
Corporate administration, marketing and related expenses	—	18
Lease payment sustaining	1	21
Sustaining exploration and study costs	—	3
Total sustaining capital expenditure	17	152
All-in sustaining costs	76	781
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(19)
All-in costs adjusted for non-controlling interests and non-gold producing companies	76	762
All-in sustaining costs	76	781
Non-sustaining project capital expenditure	2	63
Non-sustaining lease payments	—	1
Non-sustaining exploration and study costs	1	31
Care and maintenance	—	—
Closure and social responsibility costs not related to current operations	—	9
Other provisions	—	—
All-in costs	79	885
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(19)
All-in costs adjusted for non-controlling interests and non-gold producing companies	79	866
Gold sold - oz (000)(2)	73	524
All-in sustaining cost per ounce - $/oz(3)	1,037	1,456
All-in cost per ounce - $/oz(3)	1,089	1,652

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
45

For the quarter ended 31 March 2022

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Total cash costs
Cost of sales per segmental information(4)	80	757
- By-product revenue	—	(36)
- Inventory change	3	(20)
- Amortisation of tangible assets	(21)	(115)
- Amortisation of right of use assets	(1)	(19)
- Amortisation of intangible assets	—	—
- Rehabilitation and other non-cash costs	(1)	4
- Retrenchment costs	—	(2)
Total cash costs net of by-product revenue	60	569
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(16)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	60	553
Gold produced - oz (000)(2)	76	512
Total cash costs per ounce - $/oz(3)	797	1,077

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
46

For the year ended 31 December 2022

Corporate and other
(in $ millions, except as otherwise noted)

CORPORATE(5)
All-in sustaining costs
Cost of sales per segmental information(4)	4
By-product revenue	—
Cost of sales	4
Amortisation of tangible, intangible and right of use assets	(4)
Adjusted for decommissioning and inventory amortisation	—
Corporate administration, marketing and related expenses	79
Lease payment sustaining	2
Sustaining exploration and study costs	—
Total sustaining capital expenditure	1
All-in sustaining costs	82
Adjusted for non-controlling interests and non-gold producing companies(1)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	82
All-in sustaining costs	82
Non-sustaining project capital expenditure	—
Non-sustaining lease payments	—
Non-sustaining exploration and study costs	—
Care and maintenance	—
Closure and social responsibility costs not related to current operations	7
Other provisions	14
All-in costs	103
Adjusted for non-controlling interests and non -gold producing companies(1)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	103
Gold sold - oz (000)(2)	—
All-in sustaining cost per ounce - $/oz(3)	—
All-in cost per ounce - $/oz(3)	—

(1) Adjusting for non-controlling interest of items included in calculation, to disclose the attributable portions only.
(2) Attributable portion.
(3) In addition to the operational performances of the mines, “all-in sustaining cost per ounce”, “all-in cost per ounce” and “total cash costs per ounce” are affected by fluctuations in the currency exchange rate. AngloGold Ashanti reports “all-in sustaining cost per ounce” and “all-in cost per ounce” calculated to the nearest US Dollar amount and gold sold in ounces. AngloGold Ashanti reports “total cash costs per ounce” calculated to the nearest US Dollar amount and gold produced in ounces.

(4) Refer to Segmental reporting.
(5) Corporate includes non-gold producing subsidiaries.
Rounding of figures may result in computational discrepancies.

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
47

For the year ended 31 December 2022

Corporate and other
(in $ millions, except as otherwise noted)

CORPORATE(5)
Total cash costs
Cost of sales per segmental information(4)	4
- By-product revenue	—
- Inventory change	—
- Amortisation of tangible assets	(3)
- Amortisation of right of use assets	(1)
- Amortisation of intangible assets	—
- Rehabilitation and other non-cash costs	—
- Retrenchment costs	—
Total cash costs net of by-product revenue	—
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	—
Gold produced - oz (000) (2)	—
Total cash costs per ounce - $/oz(3)	—

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
48

For the year ended 31 December 2022

Operations Africa
(in $ millions, except as otherwise noted)

	AFRICA			AFRICA
	Kibali	Other	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries
All-in sustaining costs
Cost of sales per segmental information(4)	342	—	342	314	266	488	594	—	1,662
By-product revenue	(1)	—	(1)	(1)	(1)	—	(1)	—	(3)
Cost of sales	341	—	341	313	265	488	593	—	1,659
Amortisation of tangible, intangible and right of use assets	(95)	—	(95)	(80)	(40)	(50)	(102)	—	(272)
Adjusted for decommissioning and inventory amortisation	—	—	—	—	—	—	—	—	—
Corporate administration, marketing and related expenses	—	—	—	—	—	—	—	—	—
Lease payment sustaining	8	—	8	4	—	1	22	—	27
Sustaining exploration and study costs	—	—	—	2	—	5	8	—	15
Total sustaining capital expenditure	71	—	71	81	79	23	111	—	294
All-in sustaining costs	325	—	325	320	304	467	632	—	1,723
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	(70)	—	—	(70)
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	325	—	325	320	304	397	632	—	1,653
All-in sustaining costs	325	—	325	320	304	467	632	—	1,723
Non-sustaining project capital expenditure	19	—	19	65	80	4	43	—	192
Non-sustaining lease payments	—	—	—	—	—	—	3	—	3
Non-sustaining exploration and study costs	2	—	2	1	—	7	5	—	13
Care and maintenance	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	10	1	11	1	(23)	—	—	—	(22)
Other provisions	—	—	—	—	—	—	—	—	—
All-in costs	356	1	357	387	361	478	683	—	1,909
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	—	(72)	—	—	(72)
All-in costs adjusted for non-controlling interests and non-gold producing companies	356	1	357	387	361	406	683	—	1,837
Gold sold - oz (000)(2)	332	—	332	247	241	278	515	—	1,281
All-in sustaining cost per ounce - $/oz(3)	979	—	979	1,299	1,264	1,428	1,227	—	1,291
All-in cost per ounce - $/oz(3)	1,072	—	1,075	1,570	1,499	1,461	1,325	—	1,434

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
49

For the year ended 31 December 2022

Operations Africa
(in $ millions, except as otherwise noted)
	AFRICA		AFRICA
	Kibali	Joint Ventures	Iduapriem	Obuasi	Siguiri	Geita	Africa other	Subsidiaries
Total cash costs
Cost of sales per segmental information(4)	342	342	314	266	488	594	—	1,662
- By-product revenue	(1)	(1)	(1)	(1)	—	(1)	—	(3)
- Inventory change	3	3	3	6	4	7	(1)	19
- Amortisation of tangible assets	(93)	(93)	(77)	(39)	(49)	(77)	—	(242)
- Amortisation of right of use assets	(2)	(2)	(3)	—	(1)	(25)	—	(29)
- Amortisation of intangible assets	—	—	—	(1)	—	—	—	(1)
- Rehabilitation and other non-cash costs	(4)	(4)	4	(2)	(8)	(7)	—	(13)
- Retrenchment costs	—	—	—	—	—	—	—	—
Total cash costs net of by-product revenue	245	245	240	229	434	491	(1)	1,393
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(65)	—	—	(65)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	245	245	240	229	369	491	(1)	1,328
Gold produced - oz (000) (2)	337	337	248	250	279	521	—	1,298
Total cash costs per ounce - $/oz(3)	725	725	970	914	1,319	944	—	1,023

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
50

For the year ended 31 December 2022

Operations Australia, Americas and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS					PROJECTS
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
All-in sustaining costs
Cost of sales per segmental information(4)	371	382	30	783	273	477	162	1	913	—
By-product revenue	(1)	(3)	—	(4)	(75)	(31)	—	—	(106)	—
Cost of sales	370	379	30	779	198	446	162	1	807	—
Amortisation of tangible, intangible and right of use assets	(54)	(117)	(1)	(172)	(39)	(106)	(40)	—	(185)	—
Adjusted for decommissioning and inventory amortisation	—	1	—	1	6	—	(1)	—	5	—
Corporate administration, marketing and related expenses	—	—	—	—	—	—	—	—	—	—
Lease payment sustaining	12	11	1	24	—	32	4	—	36	1
Sustaining exploration and study costs	1	1	—	2	3	1	—	—	4	—
Total sustaining capital expenditure	50	41	—	91	66	199	57	—	322	—
All-in sustaining costs	379	316	30	725	234	572	182	1	989	1
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(18)	—	—	—	(18)	—
All-in sustaining costs adjusted for non-controlling interests and non-gold producing companies	379	316	30	725	216	572	182	1	971	1
All-in sustaining costs	379	316	30	725	234	572	182	1	989	1
Non-sustaining project capital expenditure	—	111	—	111	—	—	—	—	—	17
Non-sustaining lease payments	—	—	—	—	—	—	—	—	—	—
Non-sustaining exploration and study costs	18	6	19	43	1	9	3	1	14	113
Care and maintenance	—	—	—	—	—	—	—	—	—	—
Closure and social responsibility costs not related to current operations	—	—	—	—	—	16	2	—	18	—
Other provisions	—	—	—	—	—	—	—	—	—	—
All-in costs	397	433	49	879	235	597	187	2	1,021	131
Adjusted for non-controlling interests and non -gold producing companies(1)	—	—	—	—	(18)	—	—	—	(18)	—
All-in costs adjusted for non-controlling interests and non-gold producing companies	397	433	49	879	217	597	187	2	1,003	131
Gold sold - oz (000)(2)	228	311	—	539	166	310	89	—	565	—
All-in sustaining cost per ounce - $/oz(3)	1,666	1,014	—	1,345	1,301	1,841	2,053	—	1,718	—
All-in cost per ounce - $/oz(3)	1,746	1,391	—	1,631	1,309	1,923	2,102	—	1,775	—

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
51

For the year ended 31 December 2022

Operations Australia, Americas and Projects
(in $ millions, except as otherwise noted)

	AUSTRALIA				AMERICAS					PROJECTS
	Sunrise Dam	Tropicana	Australia other	Total Australia	Cerro Vanguardia	AngloGold Ashanti Mineração	Serra Grande	Americas other	Total Americas
Total cash costs
Cost of sales per segmental information(4)	371	382	30	783	273	477	162	1	913	—
- By-product revenue	(1)	(3)	—	(4)	(75)	(31)	—	—	(106)	—
- Inventory change	8	(5)	—	3	9	1	(1)	(1)	8	—
- Amortisation of tangible assets	(43)	(109)	—	(152)	(39)	(79)	(36)	—	(154)	—
- Amortisation of right of use assets	(11)	(8)	(1)	(20)	—	(27)	(4)	—	(31)	—
- Amortisation of intangible assets	—	—	—	—	—	—	—	—	—	—
- Rehabilitation and other non-cash costs	2	12	(1)	13	2	(1)	(1)	—	—	—
- Retrenchment costs	—	—	(1)	(1)	(2)	(2)	(1)	—	(5)	—
Total cash costs net of by-product revenue	326	269	27	622	168	338	119	—	625	—
Adjusted for non-controlling interests, non-gold producing companies and other(1)	—	—	—	—	(13)	—	—	—	(13)	—
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	326	269	27	622	155	338	119	—	612	—
Gold produced - oz (000)(2)	232	306	—	538	170	311	88	—	569	—
Total cash costs per ounce - $/oz(3)	1,402	881	—	1,157	913	1,088	1,355	—	1,078	—

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
52

For the year ended 31 December 2022

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
All-in sustaining costs

Cost of sales per segmental information(4)	342	3,362
By-product revenue	(1)	(113)
Cost of sales	341	3,249
Amortisation of tangible, intangible and right of use assets	(95)	(633)
Adjusted for decommissioning and inventory amortisation	—	6
Corporate administration, marketing and related expenses	—	79
Lease payment sustaining	8	90
Sustaining exploration and study costs	—	21
Total sustaining capital expenditure	71	708
All-in sustaining costs	325	3,520
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(88)
All-in costs adjusted for non-controlling interests and non-gold producing companies	325	3,432
All-in sustaining costs	325	3,520
Non-sustaining project capital expenditure	19	320
Non-sustaining lease payments	—	3
Non-sustaining exploration and study costs	2	183
Care and maintenance	—	—
Closure and social responsibility costs not related to current operations	11	3
Other provisions	—	14
All-in costs	357	4,043
Adjusted for non-controlling interests and non -gold producing companies(1)	—	(90)
All-in costs adjusted for non-controlling interests and non-gold producing companies	357	3,953
Gold sold - oz (000)(2)	332	2,385
All-in sustaining cost per ounce - $/oz(3)	979	1,439
All-in cost per ounce - $/oz(3)	1,075	1,658

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
53

For the year ended 31 December 2022

AngloGold Ashanti operations - Total
(in $ millions, except as otherwise noted)

	JOINT VENTURES	SUBSIDIARIES
Total cash costs
Cost of sales per segmental information(4)	342	3,362
- By-product revenue	(1)	(113)
- Inventory change	3	30
- Amortisation of tangible assets	(93)	(551)
- Amortisation of right of use assets	(2)	(81)
- Amortisation of intangible assets	—	(1)
- Rehabilitation and other non-cash costs	(4)	—
- Retrenchment costs	—	(6)
Total cash costs net of by-product revenue	245	2,640
Adjusted for non-controlling interests and non-gold producing companies(1)	—	(78)
Total cash costs net of by-product revenue adjusted for non-controlling interests and non-gold producing companies	245	2,562
Gold produced - oz (000)(2)	337	2,405
Total cash costs per ounce - $/oz(3)	725	1,066

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
54

Other information - Exchange rates

	Mar	Mar	Dec
	2023	2022	2022
	Unaudited	Unaudited	Unaudited

ZAR/USD average for the year to date	17.75	15.21	16.37
ZAR/USD average for the quarter	17.75	15.21	17.60
ZAR/USD closing	17.78	14.60	17.00

AUD/USD average for the year to date	1.46	1.38	1.44
AUD/USD average for the quarter	1.46	1.38	1.52
AUD/USD closing	1.50	1.34	1.47

BRL/USD average for the year to date	5.20	5.23	5.16
BRL/USD average for the quarter	5.20	5.23	5.25
BRL/USD closing	5.08	4.74	5.22

ARS/USD average for the year to date	192.68	106.68	130.87
ARS/USD average for the quarter	192.68	106.68	162.51
ARS/USD closing	208.99	110.98	177.13

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
55

Administration and corporate information

AngloGold Ashanti Limited

Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Share codes:
ISIN: ZAE000043485
JSE: ANG
NYSE: AU
ASX: AGG
GhSE: (Shares) AGA
GhSE: (GhDS) AAD

JSE Sponsor:
The Standard Bank of South Africa Limited

Auditors: PricewaterhouseCoopers Inc.

Offices
Registered and Corporate
112 Oxford Road
Houghton Estate, Johannesburg, 2198
(Private Bag X 20, Rosebank 2196)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 10, AMP Building,
140 St George’s Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662

Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 773400
Fax: +233 303 778155

Directors
Executive
A Calderon▲ (Chief Executive Officer)
GA Doran▲ (Chief Financial Officer)

Non-Executive
MDC Ramos^ (Chairman)
KOF Busia△
AM Ferguson*
AH Garner#
R Gasant^
SP Lawson#
J Magie§
MC Richter#~
DL Sands#
JE Tilk§

* British § Canadian #American ▲Australian
~Panamanian ^South African △Ghanaian

Officers
LM Goliath
Group Company Secretary

Company secretarial e-mail
Companysecretary@anglogoldashanti.com

Investor Relations contacts
Yatish Chowthee
Telephone: +27 11 637 6273
Mobile: +27 78 364 2080
E-mail: yrchowthee@anglogoldashanti.com

Andrea Maxey
Telephone: +61 08 9425 4603
Mobile: +61 400 072 199
E-mail: amaxey@anglogoldashanti.com

AngloGold Ashanti website
www.anglogoldashanti.com

No material on the AngloGold Ashanti website forms any part of, or is incorporated by reference into, this report on Form 6-K. References herein to the Company’s website shall not be deemed to cause such incorporation.

PUBLISHED BY ANGLOGOLD ASHANTI

Share Registrars

South Africa
Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue,
Rosebank, 2196
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: 0861 100 950 (in SA)
Fax: +27 11 688 5218
E-mail: queries@computershare.co.za
Website : www.computershare.com

Australia
Computershare Investor Services Pty Limited
Level 11, 172 St George’s Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 2949 (Australia only)
Fax: +61 8 9323 2033

Ghana
NTHC Limited
18 Gamel Abdul Nasser Avenue
Ringway Estate
Accra, Ghana
Telephone: +233 302 235814/6
Fax: +233 302 229975

ADR Depositary
BNY Mellon (BoNY)
BNY Shareowner Services
PO Box 30170
College Station, TX 77842-3170
United States of America
Telephone: +1 866-244-4140 (Toll free in USA) or
   +1 201 680 6825 (outside USA)
E-mail: shrrelations@cpushareownerservices.com
Website: www.mybnymdr.com

Global BuyDIRECTSM
BoNY maintains a direct share purchase and dividend reinvestment plan for ANGLOGOLD ASHANTI.
Telephone: +1-888-BNY-ADRS

Forward-looking statements
Certain statements contained in this document, other than statements of historical fact, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices, production, total cash costs, all-in sustaining costs, all-in costs, cost savings and other operating results, return on equity, productivity improvements, growth prospects and outlook of AngloGold Ashanti’s operations, individually or in the aggregate, including the achievement of project milestones, commencement and completion of commercial operations of certain of AngloGold Ashanti’s exploration and production projects and the completion of acquisitions, dispositions or joint venture transactions, AngloGold Ashanti’s liquidity and capital resources and capital expenditures, the consequences of the COVID-19 pandemic and the outcome and consequences of any potential or pending litigation or regulatory proceedings or environmental, health and safety issues, are forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. These forward-looking statements or forecasts involve known and unknown risks, uncertainties and other factors that may cause AngloGold Ashanti’s actual results, performance or achievements to differ materially from the anticipated results, performance or achievements expressed or implied in these forward-looking statements. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements and forecasts are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic, social, political and market conditions, including related to inflation or international conflicts, the success of business and operating initiatives, changes in the regulatory environment and other government actions, including environmental approvals, fluctuations in gold prices and exchange rates, the outcome of pending or future litigation proceedings, any supply chain disruptions, any public health crises, pandemics or epidemics (including the COVID-19 pandemic), and other business and operational risks and other factors, including mining accidents. For a discussion of such risk factors, refer to AngloGold Ashanti’s annual report on Form 20-F for the year ended 31 December 2022 filed with the United States Securities and Exchange Commission (SEC). These factors are not necessarily all of the important factors that could cause AngloGold Ashanti’s actual results to differ materially from those expressed in any forward-looking statements. Other unknown or unpredictable factors could also have material adverse effects on future results. Consequently, readers are cautioned not to place undue reliance on forward-looking statements. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events, except to the extent required by applicable law. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use.

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
56

Exhibits to Form 6-K

Exhibit Number	Description	Remarks

Exhibit 22	Subsidiary Issuer of Guaranteed Securities	Filed herewith

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
57

Exhibit 22

SUBSIDIARY ISSUER OF GUARANTEED SECURITIES

As of 31 March 2023, AngloGold Ashanti Limited (the “Guarantor”) fully and unconditionally guaranteed the following registered debt securities issued by AngloGold Ashanti Holdings plc, a direct wholly-owned subsidiary of the Guarantor:

Name of Subsidiary Issuer	Incorporation	Description of Registered Notes
AngloGold Ashanti Holdings plc	Isle of Man	3.375% Notes due 2028
AngloGold Ashanti Holdings plc	Isle of Man	3.750% Notes due 2030
AngloGold Ashanti Holdings plc	Isle of Man	6.500% Notes due 2040

Condensed Consolidated Interim Financial Statements for the quarter ended 31 March 2023 - www.AngloGoldAshanti.com
58

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: June 23, 2023

By:    /s/ LM GOLIATH
Name:    LM Goliath
Title:    Company Secretary